Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 1 DATED NOVEMBER 12, 2021

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 1 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	an update to our prospectus summary;
•	an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on November 12, 2021;
•	an updated “Our Portfolio” section; and
•	our condensed consolidated unaudited financial statements and the notes thereto as of and for the period ended September 30, 2021, as included in our Quarterly Report on Form 10-Q, filed on November 12, 2021.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?” and the third paragraph under the section “Business—The Manager and the Sub-Manager,” which appear on pages 4 and, respectively, of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that has made private capital investments in middle-market companies located primarily in the United States for 38 years. Since its inception in 1984 through September 30, 2021, LLCP and the LLCP Senior Executives have managed approximately $12.8 billion of capital. From 1994 through September 30, 2021, LLCP has sponsored and managed fifteen private funds in addition to our company, raised a total of approximately $10.5 billion of capital commitments from over 175 institutional and other investors, and invested approximately $7.1 billion in 99 middle-market companies across various industries, including franchisors, business services, and light manufacturing and engineered products. LLCP currently has a team of more than 60 transactional and supporting professionals. As of September 30, 2021, LLCP had approximately $9.6 billion under management. LLCP is managed by a tenured, seven-person Executive Committee, comprised of Lauren B. Leichtman, Arthur E. Levine, Matthew G. Frankel, Michael B. Weinberg, Stephen J. Hogan, David I. Wolmer and Andrew M. Schwartz (together, the “LLCP Senior Executives”), an experienced team supported by approximately 29 Corporate Finance professionals and 7 Originations professionals.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report on Form 10-Q.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the unaudited condensed consolidated financial statements as of September 30, 2021 and December 31, 2020, and for the quarter and nine months ended September 30, 2021 and 2020. Amounts as of December 31, 2020 included in the unaudited condensed consolidated statements of assets and liabilities have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements, notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2020 (our “Form 10-K”). Capitalized terms used in this supplement have the same meaning as in the accompanying unaudited condensed financial statements unless otherwise defined herein.

Overview

CNL Strategic Capital, LLC is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We are externally managed by the Manager, CNL Strategic Capital Management, LLC, an entity that is registered as an investment adviser under the Advisers Act. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under the Management Agreement pursuant to which the Manager is responsible for the overall management of our activities and sub-managed by the Sub-Manager, Levine Leichtman Strategic Capital, LLC, a registered investment adviser, under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

We intend to acquire and grow durable, middle market U.S. businesses with annual revenues primarily between $15 million and $250 million. We target businesses that have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who seek a meaningful ownership stake in the company. Our investments are typically structured as controlling equity interests in combination with debt positions. In doing so, we seek to provide long-term capital appreciation with current income, while protecting invested capital. We expect this to produce attractive risk-adjusted returns over a long time horizon. We seek to structure our investments with limited, if any, third-party senior leverage.

In addition and to a lesser extent, we may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market as well as minority equity interests and debt positions via co-investments with other funds managed by the Sub-Manager or their affiliates. We expect that these positions will comprise a minority of our total assets.

We were formed as a Delaware limited liability company on August 9, 2016 and we operate and intend to continue to operate our business in a manner that will permit us to avoid registration under the Investment Company Act. We are not a “blank check” company within the meaning of Rule 419 of the Securities Act. We commenced operations on February 7, 2018.

Our Common Shares Offerings

Public Offerings

On March 7, 2018, we commenced the Initial Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Initial Registration Statement.

Since the Initial Public Offering became effective in March 2018 through September 30, 2021, we had received net proceeds from the Initial Public Offering of approximately $230.3 million, including approximately $5.8 million received through our distribution reinvestment plan. As of September 30, 2021, the public offering price was $33.55 per Class A share, $31.98 per Class T share, $30.11 per Class D share and $31.07 per Class I share. See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” in Item 1. “Financial Statements” included in this supplement for additional information regarding the Initial Public Offering.

Since the Initial Public Offering became effective through September 30, 2021, we have incurred selling commissions and dealer manager fees of approximately $4.6 million from the sale of Class A shares and Class T shares. The Class D shares and Class I shares sold through September 30, 2021 were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of approximately $3.4 million based on actual amounts raised through the Initial Public Offering since the Initial Public Offering became effective through September 30, 2021. These organization and offering costs related to the Initial Public Offering had been previously advanced by the Manager and Sub-Manager, as described further in Note 5. “Related Party Transactions” of Financial Statements” included in this supplement.

In October 2021, our board of directors approved new per share public offering prices for each share class in the Initial Public Offering. The new public offering prices are effective as of October 27, 2021. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Initial Public Offering through October 31, 2021:

	Class A	Class T	Class D	Class I
Effective October 27, 2021:
Public Offering Price, Per Share	$33.66	$32.18	$30.27	$31.18
Selling Commissions, Per Share	2.02	0.97	—	—
Dealer Manager Fees, Per Share	0.84	0.56	—	—

On November 1, 2021, we commenced the Follow-On Public Offering of up to $1.1 billion of shares of our limited liability company interests, upon which the Initial Registration Statement was deemed terminated. We are currently offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, “Non-founder shares”) through the Follow On Public Offering. There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to our distribution reinvestment plan).

Portfolio and Investment Activity

As of September 30, 2021, we had invested in eight portfolio companies, consisting of equity investments and debt investments in each portfolio company. The table below presents our investments by portfolio company (in millions):

		As of September 30, 2021
		Equity Investments		Debt Investments(1)
Portfolio Company	Investment Date	Ownership %	Cost Basis	Type	Interest Rate	Maturity Date	Cost Basis	Total Cost Basis(2)
Lawn Doctor	2/7/2018	61%	$27.7	Senior Secured - Second Lien	16.0%	8/7/2023	$15.0	$42.7
Polyform	2/7/2018	87	15.6	Senior Secured - First Lien	16.0	8/7/2023	15.7	31.3
Roundtables	8/1/2019	81	32.4	Senior Secured - Second Lien	16.0	8/1/2025	12.1	44.5
Roundtables	11/13/2019	—	—	Senior Secured - First Lien	8.0	11/13/2021(3)	2.0	2.0
Milton	11/21/2019	13	6.6	Senior Secured - Second Lien	15.0	12/19/2027	3.4	10.0
Resolution Economics	1/2/2020	8	7.1	Senior Secured - Second Lien	15.0	1/2/2026	2.9	10.0
Blue Ridge	3/24/2020	17	9.9	Senior Secured - Second Lien	15.0	3/24/2026	2.6	12.5
HSH	7/16/2020	75	17.3	Senior Secured - First Lien	15.0	7/16/2027	24.4	41.7
ATA	4/1/2021	75	36.0	Senior Secured - First Lien	15.0	4/1/2027	37.0	73.0
			$152.6				$115.1	$267.7

FOOTNOTES:
(1)	The note purchase agreements contain customary covenants and events of default. As of September 30, 2021, all of our portfolio companies were in compliance with their respective debt covenants.
(2)	See the Schedule of Investments and Note 3. “Investments” of “Financial Statements” included in this supplement for additional information related to our investments, including fair values as of September 30, 2021.
(3)	In October 2021, the maturity date was extended to November 13, 2022.

See our Form 10-K for additional information regarding our portfolio companies and their related business activities.

In October 2021, we, through a wholly-owned subsidiary, entered into a Stock Purchase Agreement with Douglas pursuant to which we acquired an approximately 90% interest in the common equity units of Douglas for consideration of $35.5 million, subject to certain customary post-closing adjustments. Additionally, on the closing date of the Douglas Acquisition, we, through a wholly-owned subsidiary, made a $15.0 million debt investment in a subsidiary of Douglas in the form of senior secured notes.

Concentrations of Risk

We had three portfolio companies (Lawn Doctor, HSH and ATA) which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X (the “Significance Tests”) for at least one of the periods presented in the condensed consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders.

Non-GAAP Financial Measures

This Quarterly Report on Form 10-Q contains financial measures utilized by management to evaluate the operating performance and liquidity of our portfolio companies that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Each of these measures, Adjusted EBITDA and Adjusted Free Cash Flow (“FCF”), should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or other financial measures determined in accordance with GAAP. We use these non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our portfolio companies. We present these non-GAAP measures quarterly for our portfolio companies in which we own a controlling equity interest and annually for all of our portfolio companies.

You are encouraged to evaluate the adjustments to Adjusted EBITDA and Adjusted FCF, including the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted FCF, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. The presentations of Adjusted EBITDA and Adjusted FCF should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to similar measures disclosures by other companies, because not all companies calculate these non-GAAP measures in the same manner. Because of these limitations and additional limitations described below, Adjusted EBITDA and Adjusted FCF should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA and Adjusted FCF only as supplemental measures.

Additionally, we provide our proportionate share of each non-GAAP measure because our ownership percentage of each portfolio company varies. We urge investors to consider our ownership percentage of each portfolio company when evaluating the results of each of our portfolio companies.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. Our proportionate share of Adjusted EBITDA is calculated based on our equity ownership percentage at period end.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The tables below reconcile our proportionate share of Adjusted EBITDA of our portfolio companies from net income (loss) of such portfolio companies for the quarter and nine months ended September 30, 2021 and 2020:

	Quarter Ended September 30, 2021(1)
	Lawn Doctor(2)	Polyform	Roundtables	HSH	ATA(3)
Net income (GAAP)	$596,247	$81,460	$117,170	$89,032	$3,146,725
Interest and debt related expenses	1,131,134	736,030	656,308	955,706	1,533,320
Depreciation and amortization	632,971	434,240	487,580	927,675	1,042,762
Income tax expense	14,590	34,000	26,420	25,000	—
Adjusted EBITDA (non-GAAP)	$2,374,942	$1,285,730	$1,287,478	$1,997,413	$5,722,807

Our Ownership Percentage	61%	87%	81%	75%	75%
Our Proportionate Share of Adjusted EBITDA (non-GAAP)	$1,437,790	$1,120,257	$1,039,767	$1,488,272	$4,292,105

	Quarter Ended September 30, 2020(1)
	Lawn Doctor(2)	Polyform	Roundtables	HSH(4)
Net income (loss) (GAAP)	$440,409	$304,393	$64,584	$(1,404,726)
Interest and debt related expenses	1,036,084	742,256	655,355	784,238
Depreciation and amortization	624,032	419,417	377,395	927,572
Income tax expense (benefit)	(20,766)	121,000	25,931	(92,000)
Transaction related expenses(3)	—	—	—	1,235,966
Adjusted EBITDA (non-GAAP)	$2,079,759	$1,587,066	$1,123,265	$1,451,050

Our Ownership Percentage	61%	87%	81%	75%
Our Proportionate Share of Adjusted EBITDA (non-GAAP)	$1,278,220	$1,382,334	$907,598	$42,978

	Nine Months Ended September 30, 2021(1)
	Lawn Doctor(2)	Polyform	Roundtables	HSH	ATA(3)
Net income (GAAP)	$2,404,879	$1,376,562	$231,210	$848,116	$7,130,833
Interest and debt related expenses	3,147,060	2,184,186	1,944,022	2,833,566	3,049,974
Depreciation and amortization	1,880,361	1,301,146	1,353,173	2,793,910	2,149,347
Income tax expense	627,090	552,000	56,977	239,000	—
Adjusted EBITDA (non-GAAP)	$8,059,390	$5,413,894	$3,585,382	$6,714,592	$12,330,154

Our Ownership Percentage	61%	87%	81%	75%	75%
Our Proportionate Share of Adjusted EBITDA (non-GAAP)	$4,879,155	$4,717,126	$2,895,555	$5,003,042	$9,247,616

	Nine Months Ended September 30, 2020(1)
	Lawn Doctor(2)	Polyform	Roundtables	HSH(4)
Net income (loss) (GAAP)	$1,294,767	$320,729	$(505,949)	$(1,404,726)
Interest and debt related expenses	3,144,228	2,208,563	1,954,909	784,238
Depreciation and amortization	1,872,096	1,256,436	1,128,036	927,572
Income tax expense (benefit)	218,549	129,000	(174,171)	(92,000)
Transaction related expenses(3)	—	—	—	1,235,966
Adjusted EBITDA (non-GAAP)	$6,529,640	$3,914,728	$2,402,825	$1,451,050

Our Ownership Percentage	61%	87%	81%	75%
Our Proportionate Share of Adjusted EBITDA (non-GAAP)	$4,013,117	$3,409,728	$1,941,483	$1,088,288

 FOOTNOTE:

(1)	Excludes three portfolio companies in which we owned a minority equity interest as of September 30, 2021 and 2020.
(2)	Excludes amounts attributable to non-controlling interests.
(3)	Results for ATA are for the period from April 1, 2021 (the date we acquired our investments in ATA) to September 30, 2021.
(4)	Results presented for the quarter and nine months ended September 30, 2020, are for the period from July 16, 2020 (the date the Company acquired its investments in HSH) to September 30, 2020.

Adjusted Free Cash Flow

We monitor Adjusted FCF to measure the liquidity of our portfolio companies. We present Adjusted FCF as a supplemental measure of the performance of our portfolio companies since such measure reflects the cash generated by the operating activities of our portfolio companies and to the extent such cash is not distributed to us, it generally represents cash used by the portfolio companies for the repayment of debt, investing in expansions or acquisitions, reserve requirements or other corporate uses by such portfolio companies, and such uses reduce our potential need to make capital contributions to the portfolio companies for our proportionate share of cash needed for such items. We use Adjusted FCF as a key factor in our planning for, and consideration of, acquisitions, the payment of dividends and share repurchases.

We define Adjusted FCF as cash from operating activities less capital expenditures, net of proceeds from the sale of property and equipment, of our portfolio companies, as further adjusted for certain non-recurring items. These further adjustments are itemized below. Our proportionate share of Adjusted FCF is calculated based on our equity ownership percentage at period end. Adjusted FCF does not represent cash available to our business except to the extent it is distributed to us, and to the extent actually distributed to us, we may not have control in determining the timing and amount of distributions from our portfolio companies, and therefore, we may not receive such cash.

Adjusted FCF has limitations as an analytical tool. Some of these limitations are: (i) Adjusted FCF does not account for future contractual commitments; (ii) Adjusted FCF excludes required debt service payments; (iii) Adjusted FCF does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (iv) other companies in similar industries as our portfolio companies may calculate Adjusted FCF differently, limiting its usefulness as a comparative measure. This non-GAAP measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes or as an alternative to operating cash flows presented in accordance with GAAP.

The tables below reconcile our proportionate share of Adjusted FCF of our portfolio companies from cash provided by (used in) operating activities of such portfolio companies for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30, 2021(1)
	Lawn Doctor	Polyform	Roundtables	HSH	ATA(3)
Cash provided by operating activities (GAAP)	$2,003,445	$1,417,424	$4,427,866	$951,130	$9,758,442
Capital expenditures(2)	(128,393)	(674,620)	(48,297)	(128,001)	(114,009)
Adjusted FCF (non-GAAP)	$1,875,052	$742,804	$4,379,569	$823,129	$9,644,433

Our Ownership Percentage	61%	87%	81%	75%	75%
Our Proportionate Share of Adjusted FCF (non-GAAP)	$1,135,156	$647,205	$3,536,940	$613,313	$7,233,325

	Nine Months Ended September 30, 2020(1)
	Lawn Doctor	Polyform	Roundtables	HSH(4)
Cash provided by operating activities (GAAP)	$4,047,267	$1,181,169	$3,115,544	$572,352
Capital expenditures(2)	(34,388)	(352,516)	(58,204)	(11,915)
Adjusted FCF (non-GAAP)	$4,012,879	$828,653	$3,057,340	$560,437

Our Ownership Percentage	61%	87%	81%	75%
Our Proportionate Share of Adjusted FCF (non-GAAP)	$2,466,315	$721,757	$2,470,331	$419,767

 FOOTNOTES:

(1)	Excludes three portfolio companies in which we owned a minority equity interest as of September 30, 2021 and 2020.
(2)	Capital expenditures relate to the purchase of property, plant and equipment.
(3)	Results for ATA are for the period from April 1, 2021 (the date we acquired our investments in ATA) to September 30, 2021.
(4)	Results presented for the nine months ended September 30, 2020, are for the period from July 16, 2020 (the date the Company acquired its investments in HSH) to September 30, 2020.

Our aggregate proportionate share of Adjusted FCF was approximately $13.2 million and $6.1 million for the nine months ended September 30, 2021 and 2020, respectively. As discussed above, cash not distributed to us is used by our portfolio companies for various reasons, including, but not limited to, repayment of debt, investing in acquisitions and general cash reserves.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our operating and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

•	first, to meet our management fees and corporate overhead expenses; and
•	second, to fund business operations and to make distributions to our shareholders.

COVID-19

See Item 1A. “Risk Factors” in Part I and Item 7. “Management’s Discussion of Analysis of Financial Condition and Results of Operations” in Part II of our Form 10-K for the year ended December 31, 2020 for information regarding the risks of COVID-19. The Company and the operations of its portfolio companies have not been materially adversely affected as a result of the COVID-19 pandemic. However, we continue to monitor federal, state and loan government initiatives to manage the continued spread of COVID-19 as well as the efficacy of the vaccines or other remedies and the speed of their distribution and administration. As of September 30, 2021, all of the manufacturing facilities were open and safety procedures have been implemented across our portfolio companies; however, there is a continued risk of temporary business interruptions resulting from employees contracting COVID-19 or from the reinstitution of business closures or work and travel restrictions.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the COVID-19 pandemic, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Our primary sources of cash will generally consist of:

•	the net proceeds from the Offerings;
•	distributions and interest earned from our assets; and
•	proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current COVID-19 pandemic and its impact on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of September 30, 2021 and December 31, 2020, we had cash of approximately $111.7 million and $82.7 million, respectively.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $96.9 million and $68.6 million in net proceeds during the nine months ended September 30, 2021 and 2020, respectively, from the Offerings, which excludes approximately $2.8 million and $1.4 million raised through our distribution reinvestment plan, respectively. As of September 30, 2021, we had approximately 835 million common shares available for sale through the Initial Public Offering.

Operating Activities. During the nine months ended September 30, 2021 and 2020, we generated operating cash flows (excluding amounts related to purchases of investments) of approximately $16.9 million and $5.2 million, respectively. The increase in operating cash flows (excluding amounts related to purchases of investments) is primarily attributable to (i) an increase in distributions from portfolio companies of approximately $12.3 million, including amounts classified as return of capital, and (ii) an increase in interest income of approximately $4.8 million, offset partially by (iii) an increase in amounts paid to related parties of approximately $4.7 million and (iv) an increase in third-party expenses, net of changes in liabilities, of approximately $0.7 million.

Borrowings. We had not borrowed any amounts under our $25.0 million Line of Credit as of September 30, 2021. The purpose of the Line of Credit is for general Company working capital and acquisition financing purposes. See Note 8. “Borrowings” under “Financial Statements” included in this supplement for additional information regarding the Line of Credit.

Uses of Liquidity and Capital Resources

Investments. We used approximately $73.0 million and $64.3 million of cash proceeds from the Offerings to purchase investments during the nine months ended September 30, 2021 and 2020, respectively.

Distributions. We paid distributions to our shareholders of approximately $7.8 million and $5.3 million (which excludes distributions reinvested of approximately $2.8 million and $1.4 million, respectively) during the nine months ended September 30, 2021 and 2020, respectively. See “Distributions” below for additional information.

Share Repurchases. We paid approximately $4.1 million and $3.6 million during the nine months ended September 30, 2021 and 2020, respectively, to repurchase shares in accordance with our Share Repurchase Program.

Distributions Declared

During the nine months ended September 30, 2021 and 2020, our board of directors declared distributions to shareholders based on monthly record dates, and such distributions were paid monthly in arrears.

Cash distributions declared net of distributions reinvested during the periods presented were funded from the following sources noted below:

	Nine Months Ended September 30,
	2021		2020
	Amount	% of Cash Distributions Net of Distributions Reinvested	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$7,999,851	100.5%	$2,191,941	40.0%
Expense support (reimbursement)	(1,055,397)	(13.3)	3,157,299	57.7
Net investment income	6,944,454	87.2	5,349,240	97.7
Cash distributions net of distributions reinvested in excess of net investment income(1)	1,015,355	12.8	123,644	2.3
Cash distributions declared net of distributions reinvested(2)	$7,959,809	100.0%	$5,472,884	100.0%

 FOOTNOTES:

(1)	Consists of offering proceeds for both periods presented.
(2)	Excludes $2,985,449 and $1,538,010 of distributions reinvested pursuant to our distribution reinvestment plan during the nine months ended September 30, 2021 and 2020, respectively.

Distribution amounts and sources of distributions declared vary among share classes. We calculate each shareholder’s specific distribution amount for the period using record and declaration dates. Distributions are made on all classes of our shares at the same time. Amounts distributed are allocated among each class in proportion to the number of shares of each class outstanding. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. The per share amount of distributions on Class A, Class T, Class D and Class I shares will differ because of different allocations of certain class-specific expenses. Specifically, distributions paid to our shareholders of share classes with ongoing distribution and shareholder servicing fees may be lower than distributions on certain other of our classes without such ongoing distribution and shareholder servicing fees that we are required to pay. Additionally, distributions on the Non-founder shares may be lower than distributions on Founder shares because we are required to pay higher management and total return incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. There is no assurance that we will pay distributions in any particular amount, if at all.

See Note 6. “Distributions” under “Financial Statements” included in this supplement for additional disclosures regarding distributions, including per share amounts declared for each share class and sources of total distributions for the periods presented.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares, and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as further amended in January 2020, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases is limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter unless our board of directors determines otherwise. At the sole discretion of our board of directors, we may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places. Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the nine months ended September 30, 2021 and 2020, we received requests for the repurchase of approximately $2.8 million (90,943 shares) and $7.7 million (273,080 shares), respectively, of our common shares, which exceeded proceeds received from our distribution reinvestment plan in the applicable periods by approximately $0.6 million and $6.4 million, respectively. Our board of directors approved the use of other sources to satisfy repurchase requests received in excess of proceeds received from the distribution reinvestment plan. The following table summarizes the shares repurchased during the nine months ended September 30, 2021 and 2020:

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA shares	17,637	$565,329	$32.05
Class A shares	17,655	527,482	29.88
Class T shares	16,498	492,627	29.86
Class D shares	5,006	146,762	29.32
Class I shares	34,147	1,049,899	30.75
Nine Months Ended September 30, 2021	90,943	$2,782,099	$30.59

Class FA shares	218,393	$6,202,974	$28.40
Class A shares	4,098	109,345	26.69
Class T shares	5,088	136,025	26.73
Class I shares	45,501	1,229,840	27.03
Nine Months Ended September 30, 2020	273,080	$7,678,184	$28.12

Results of Operations

Through September 30, 2021, we had acquired eight portfolio companies using the net proceeds from our Offerings. As of September 30, 2021 and 2020, the fair value of our investment portfolio totaled approximately $332.2 million and $221.3 million, respectively. See “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our investments, and for information regarding investment activities during the quarter and nine months ended September 30, 2021 and 2020. The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto.

The following is a summary of our operating results for the quarter and nine months ended September 30, 2021 and 2020:

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total investment income	$12,867,683	$4,021,520	$23,153,440	$8,826,618
Total operating expenses	(4,221,002)	(3,653,454)	(14,029,298)	(6,634,677)
Expense support, net of reimbursement	(5,550,639)	1,559,571	(1,055,397)	3,157,299
Net investment income before taxes	3,096,042	1,927,637	8,068,745	5,349,240
Income tax expense	(984,497)	—	(1,124,291)	—
Net investment income	2,111,545	1,927,637	6,944,454	5,349,240
Net change in unrealized appreciation on investments	2,044,613	9,616,844	30,831,613	12,841,454
Net change in deferred taxes on investments	(499,654)	(376,546)	(518,583)	(376,546)
Net increase in net assets resulting from operations	$3,656,504	$11,167,935	$37,257,484	$17,814,148

Investment Income

Investment income consisted of the following for the quarter and nine months ended September 30, 2021 and 2020:

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Interest income	$4,505,482	$2,945,998	$12,012,022	$7,212,073
Dividend income	8,362,201	1,075,522	11,141,418	1,614,545
Total investment income	$12,867,683	$4,021,520	$23,153,440	$8,826,618

The majority of our interest income is generated from our debt investments, all of which had fixed rate interest as of September 30, 2021 and 2020. As of September 30, 2021 and 2020, our weighted average annual yield on our accruing debt investments was 15.3% and 15.4%, respectively, based on amortized cost as defined above in “Portfolio and Investment Activity.” Interest income from our debt investments was approximately $4.5 million and $2.9 million for the quarter ended September 30, 2021 and 2020, respectively, and approximately $11.9 million and $7.0 million for the nine months ended September 30, 2021 and 2020. Additionally, we earn a nominal amount of interest income on our cash accounts. The increase in interest income during the quarter and nine months ended September 30, 2021, as compared to the quarter and nine months ended September 30, 2020, is primarily attributable to additional debt investments during the twelve months ended September 30, 2021 of approximately $37.0 million.

We received dividend income from equity investments in our portfolio companies of approximately $8.4 million and $1.1 million during the quarters ended September 30, 2021 and 2020, respectively, and approximately $11.1 million and $1.6 million during the nine months ended September 30, 2021 and 2020, respectively. We had an increase in distributions declared to us in the third quarter of 2021 primarily due to (i) a recapitalization of one portfolio company, (ii) release of excess cash reserves previously retained by some of our portfolio companies during 2020 and the first half of 2021 due to a focus on maintaining liquidity and financial flexibility given the uncertainty relating to the COVID-19 pandemic, and (iii) distributions from a portfolio company acquired in 2021.

Our total investment income for the nine months ended September 30, 2021, resulted in annualized cash yields ranging from 3.2% to 17.8% based on our investment cost, as compared to 3.3% to 9.6% for the nine months ended September 30, 2020.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of investments that we expect to acquire from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Offerings.

Operating Expenses

Our operating expenses for the quarter and nine months ended September 30, 2021 and 2020 were as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Total return incentive fees	$1,418,259	$2,015,130	$6,288,662	$2,360,511
Base management fees	1,286,954	726,870	3,277,262	1,804,371
Organization and offering expenses	687,880	315,658	1,802,230	777,305
Professional services	367,576	315,036	1,140,182	999,745
Distribution and shareholder servicing fees	104,729	46,090	247,397	109,562
Insurance expense	60,083	61,611	172,990	172,121
Custodian and accounting fees	58,469	41,487	173,739	123,812
Director fees and expenses	50,175	48,546	151,833	152,141
General and administrative expenses	49,145	43,026	123,641	73,546
Pursuit costs	137,732	40,000	651,362	61,563
Total operating expenses	4,221,002	3,653,454	14,029,298	6,634,677
Expense support	4,495,242	(1,559,571)	—	(3,157,299)
Reimbursement of expense support	1,055,397	—	1,055,397	—
Net operating expenses	$9,771,641	$2,093,883	$15,084,695	$3,477,378

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include total return incentive fees, base management fees, organization and offering expenses, professional services, distribution and shareholder servicing fees, custodian and accounting fees, general and administrative, and pursuit costs. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees, total return incentive fees, accounting fees and general and administrative expenses), the number of shareholders and open accounts (professional services, distribution and shareholder servicing fees and custodian fees), and/or the complexity of our investment processes and capital structure (professional services).

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and perform a final reconciliation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We recorded total return incentive fees of approximately $1.4 million and $2.0 million during the quarter ended September 30, 2021 and 2020, respectively, as compared to approximately $6.3 million and $2.4 million recorded during the nine months ended September 30, 2021 and 2020, respectively. The decrease in total return incentive fees during the quarter ended September 30, 2021, as compared to the quarter ended September 30, 2020, is primarily due to a decrease in the change in unrealized appreciation on investments, net of deferred taxes. The increase in total return incentive fees during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, is primarily due to an increase in net investment income and an increase in the change in unrealized appreciation on investments, net of deferred taxes.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $1.3 million and $0.7 million during the quarter ended September 30, 2021 and 2020, respectively, and approximately $3.3 million and $1.8 million during the nine months ended September 30, 2021 and 2020, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets which were approximately $295.3 million and $176.7 million during the nine months ended September 30, 2021 and 2020, respectively.

Organization and Offering Expenses

Organization expenses are expensed on our condensed consolidated statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Offerings, are capitalized on our condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to our condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

We expensed organization and offering expenses of approximately $0.7 million and $0.3 million during the quarter ended September 30, 2021 and 2020, respectively, and approximately $1.8 million and $0.8 million during the nine months ended September 30, 2021 and 2020, respectively.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred to identify, evaluate and negotiate investments that ultimately were not consummated. We incurred pursuit costs of approximately $0.1 million and $0.04 million during the quarter ended September 30, 2021 and 2020, respectively, as compared to $0.7 million and $0.1 million incurred during the nine months ended September 30, 2021 and 2020, respectively. The increase in pursuit costs during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, is primarily attributable to an investment which progressed to advanced stages of due diligence and negotiation but did not close due to circumstances outside of our control.

Distribution and Shareholder Servicing Fee

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of approximately $0.1 million and $0.05 million during the quarter ended September 30, 2021 and 2020, respectively, and approximately $0.2 million and $0.1 million during the nine months ended September 30, 2021 and 2020, respectively. The increase in distribution and shareholder servicing fees during the quarter and nine months ended September 30, 2021, is attributable to an increase in Class T and Class D shareholders.

Other Operating Expenses

Other operating expenses (consisting of professional services, insurance expense, custodian and accounting fees, director fees and expenses, and general and administrative expenses) were approximately $0.6 million and $0.5 million during the quarter ended September 30, 2021 and 2020, respectively, and approximately $1.8 million and $1.5 million during the nine months ended September 30, 2021 and 2020, respectively. The increase in other operating expenses during the quarter and nine months ended September 30, 2021 is primarily attributable to an increase in accounting, legal, tax and valuation professional services resulting from an increase in the number of shareholders and investments, as compared to the quarter and nine months ended September 30, 2020.

Expense Support and Conditional Reimbursement Agreement

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds. The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

As of September 30, 2021, the amount of expense support collected from the Manager and Sub-Manager was approximately $5.1 million. As of September 30, 2021, management estimates that approximately $1.1 million of expense support received will be reimbursable to the Manager and Sub-Manager under the terms of the Expense Support and Conditional Reimbursement Agreement. We recorded reimbursement of expense support in the condensed consolidated statements of operations of approximately $1.1 million during the quarter and nine months ended September 30, 2021. Additionally, during the quarter ended September 30, 2021, we recorded expense support of approximately $(4.5) million which represents a reversal of expense support accrued through June 30, 2021. The actual amount of expense support is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described above. We recorded expense support due from the Manager and Sub-Manager of approximately $1.6 million and $3.2 million during the quarter and nine months ended September 30, 2020, respectively. The change during the nine months ended September 30, 2021, as compared to expense support during the nine months ended September 30, 2020, is primarily due to an increase in dividend income of approximately $9.5 million. See “Investment Income” above for additional information regarding dividend income.

Other Expenses and Changes in Net Assets

Income Tax Expense

We incur income tax expense to the extent we have or expect to have taxable income for the current year related to our Taxable Subsidiaries. During the quarter and nine months ended September 30, 2021, we recorded income tax expense of approximately $1.0 million and $1.1 million, respectively, in the condensed consolidated statements of operations, which primarily relates to our controlling equity interest in ATA acquired in April 2021. We did not record income tax expense during the quarter and nine months ended September 30, 2020.

Net Change in Unrealized Appreciation on Investments

Unrealized appreciation is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded comparable companies as determined by our independent valuation firm.

During the quarter and nine months ended September 30, 2021, we recognized a net change in unrealized appreciation on investments of approximately $2.0 million and $30.8 million, respectively, due to EBITDA growth of our portfolio companies and changes in public market multiples. Additionally, we recorded a net change in deferred taxes on investments of approximately $(0.5) million during each of the quarter and nine months ended September 30, 2021, related to unrealized appreciation on investments held by our Taxable Subsidiaries. During the quarter and nine months ended September 30, 2020, we recognized unrealized appreciation of approximately $9.6 million and $12.8 million, respectively. We also recorded a net change in deferred taxes on investments of approximately $(0.4) million during each of the quarter and nine months ended September 30, 2020.

Net Assets

During the quarter and nine months ended September 30, 2021 and 2020, the change in net assets consisted of the following:

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Operations	$3,656,504	$11,167,935	$37,257,484	$17,814,148
Distributions to shareholders	(4,036,812)	(2,587,705)	(10,945,258)	(7,010,894)
Capital share transactions	45,282,661	29,048,390	113,694,162	74,675,598
Change in net assets	$44,902,353	$37,628,620	$140,006,388	$85,478,852

Operations decreased approximately $7.5 million during the quarter ended September 30, 2021, as compared to the quarter ended September 30, 2020. The decrease in operations is primarily due to a decrease in the net change in unrealized appreciation on investments, net of deferred taxes, of approximately $7.7 million, offset partially by an increase in net investment income of approximately $0.2 million.

Operations increased by approximately $19.4 million during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020. The increase in operations is primarily due to an increase of approximately $17.8 million in the net change in unrealized appreciation on investments, net of deferred taxes, and an increase in net investment income of approximately $1.6 million.

Distributions increased approximately $1.4 million and $3.9 million during the quarter and nine months ended September 30, 2021, respectively, as compared to the quarter and nine months ended September 30, 2020, primarily as a result of an increase in shares outstanding.

Capital share transactions increased approximately $16.2 million and $39.0 million during the quarter and nine months ended September 30, 2021, respectively, as compared to the quarter and nine months ended September 30, 2020, primarily due to (i) an increase in proceeds received through the Initial Public Offering of approximately $28.6 million and $76.5 million, respectively, (ii) a decrease in share repurchases of approximately $3.5 million and $4.8 million, respectively, and (iii) an increase in proceeds received through our distribution reinvestment plan of approximately $0.6 million and $1.4 million, respectively, offset partially by a decrease in proceeds received through our Private Offerings of approximately $16.5 million and $43.7 million, respectively.

 15

Total Returns

The following table illustrates year-to-date (“YTD”), trailing 12 months (“One Year”), trailing 36 months (“Three Year”), Three Year annual average and cumulative total returns with and without upfront selling commissions and placement agent / dealer manager fees (“sales load”), as applicable. All total returns with sales load assume full upfront selling commissions and placement agent / dealer manager fees. Total returns are calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class. Management believes total return is a useful measure of the overall investment performance of our shares.

	Year-To-Date Total Return	One Year Total Return(1)	Three Year Total Return(2)	Three Year Annual Average Total Return(2)	Cumulative Total Return(3)	Cumulative Total Return Period(3)
Class FA (no sales load)	11.3%	16.2%	39.5%	13.2%	51.5%	February 7, 2018 - September 30, 2021
Class FA (with sales load)	4.1%	8.7%	30.4%	10.1%	41.7%	February 7, 2018 - September 30, 2021
Class A (no sales load)	10.5%	15.1%	34.2%	11.4%	44.5%	April 10, 2018 - September 30, 2021
Class A (with sales load)	1.1%	5.3%	22.8%	7.6%	32.2%	April 10, 2018 - September 30, 2021
Class I	10.6%	15.3%	35.4%	11.8%	45.9%	April 10, 2018 - September 30, 2021
Class T (no sales load)	9.6%	13.7%	29.6%	9.9%	37.6%	May 25, 2018 - September 30, 2021
Class T (with sales load)	4.4%	8.3%	23.4%	7.8%	31.1%	May 25, 2018 - September 30, 2021
Class D	10.3%	14.7%	30.8%	10.3%	37.2%	June 26, 2018 - September 30, 2021
Class S (no sales load)	11.8%	16.9%	N/A	N/A	26.1%	March 31, 2020 - September 30, 2021
Class S (with sales load)	7.9%	12.8%	N/A	N/A	21.7%	March 31, 2020 - September 30, 2021

FOOTNOTES:

(1)	For the period from October 1, 2020 to September 30, 2021.
(2)	For the period from October 1, 2018 to September 30, 2021. The Three Year annual average total return is calculated as a simple average of the Three Year total return.
(3)	For the period from the date the first share was issued for each respective share class to September 30, 2021.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in our Prospectus and Item 1A in Part I of our Form 10-K for the year ended December 31, 2020 and this Quarterly Report, including the negative impacts from the continued spread of COVID-19.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and total returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.

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Hedging Activities

As of September 30, 2021, we had not entered into any derivatives or other financial instruments. However, in an effort to stabilize our revenue and input costs where applicable, we may enter into derivatives or other financial instruments in an attempt to hedge our commodity risk. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Contractual Obligations

We have entered into the Management Agreement with the Manager and the Sub-Management Agreement with the Manager and the Sub-Manager pursuant to which the Manager and the Sub-Manager are entitled to receive a base management fee and reimbursement of certain expenses. Certain incentive fees based on our performance are payable to the Manager and the Sub-Manager after our performance thresholds are met. Each of the Manager and the Sub-Manager is entitled to 50% of the base management fee and incentive fees, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement.

If, on the last business day of the calendar year, there are Excess Operating Funds, we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

As of September 30, 2021, the amount of expense support collected from the Manager and Sub-Manager since inception is approximately $5.1 million. The following table summarizes annual expense support received, estimate of expense support to be reimbursed and the remaining expense support that may become reimbursable, subject to the conditions of reimbursement defined in the Expense Support and Conditional Reimbursement Agreement as of September 30, 2021:

For the Year Ended	Amount of Expense Support Received	Expense Support Reimbursed(1)	Unreimbursed Expense Support(2)	Reimbursement Eligibility Expiration
December 31, 2018	$389,774	$(281,882)	$107,892	March 31, 2022
December 31, 2019	1,372,020	(545,761)	826,259	March 31, 2023
December 31, 2020	3,301,473	(227,754)	3,073,719	March 31, 2024
	$5,063,267	$(1,055,397)	$4,007,870

 FOOTNOTES:

(1)	Represents amount accrued as of September 30, 2021, for potential annual year-end reimbursement to the Manager and Sub-Manager.
(2)	Expense support reimbursement is calculated by share class and subject to limitations as defined in the Expense Support and Conditional Reimbursement Agreement. As of September 30, 2021, management believes that additional reimbursement payments by the Company to the Manager and Sub-Manager for unreimbursed expense support are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

We have also entered into the Administrative Services Agreement with the Administrator and the Sub-Administration agreement with the Administrator and the Sub-Administrator pursuant to which the Administrator and the Sub-Administrator will provide us with administrative services and are entitled to reimbursement of expenses for such services. For a discussion of the compensation we pay in connection with the management of our business, see Note 5. “Related Party Transactions” under “Financial Statements” included in this supplement.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

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Inflation

Inflation may affect the fair value of our investments or affect the performance of our portfolio companies. As inflation increases, the fair value of our portfolio companies could decline. Additionally, during periods of inflation, income and expenses of our portfolio companies may increase, including interest expense that our portfolio companies pay on variable rate third part debts. Any increases in income may not be sufficient to cover increases in expenses of our portfolio companies.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

See our Form 10-K for the year ended December 31, 2020 and Note 2. “Significant Accounting Policies” of Part I of out Quarterly Report for the quarter ended September 30, 2021 for a summary of our critical accounting policies.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio— Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma U.S. Roundtables,” “Our Portfolio— Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” “Our Portfolio— Healthcare Safety Holdings LLC,” “Our Portfolio— ATA Title Company,” and “Our Portfolio—Douglas Machine Corp.”, respectively, which first appear on page 94 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under "Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses" and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor's senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor's senior management team.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor's efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand.

None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions.

In August 2021, Lawn Doctor was recapitalized with an additional term loan of $10.7 million. Proceeds from the recapitalization were primarily used to pay special distributions to Lawn Doctor’s shareholders, of which we received approximately $6.0 million.

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History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as Lawn Doctor’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the "SBIC Fund"), which is managed by an affiliate of the Sub-Manager.

Industry. As of 2020, the lawn services market in the United States was an estimated $99.7 billion industry with a growth rate of approximately 1.0%. It is also a highly fragmented industry with two nationwide competitors (one of which is Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 39 states as of September 30, 2021. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 602 as of September 30, 2021, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 1.5%. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. As noted above, Lawn Doctor acquired brands Mosquito Hunters and Ecomaids in May 2018 and May 2019, respectively. The company has grown the two brands from 8 and 2 units at entry to 118 and 71 units as of September 30, 2021, respectively. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended September 30, 2021 was approximately $34.7 million, of which approximately $18.9 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended September 30, 2021, Lawn Doctor’s total revenue and royalties have grown at compound annual growth rates of approximately 11.2% and 7.3%, respectively. Total system wide sales for Lawn Doctor was approximately $142 million for the year ended December 31, 2019. The total Lawn Doctor system wide sales for the trailing twelve months ended December 31, 2020 was approximately $159 million. The total Lawn Doctor system wide sales for the trailing twelve months ended September 30, 2021 was approximately $181 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand Ecomaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under "Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses," we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform's strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. None of Polyform's employees are subject to collective bargaining agreements. Polyform's corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. ("Zenith") as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

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Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform's management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 14 years. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $16.5 million for the year ended December 31, 2019. Net sales for Polyform were approximately $16.5 million for the year ended December 31, 2019. Net sales for Polyform for the year ended December 31, 2020 were approximately $19.0 million. Net sales for Polyform for the trailing twelve months ended September 30, 2021 were approximately $22.9 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 6.2% from 2009 to the trailing twelve months ended September 30, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in November 2021 with extension options.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 35 topic-specific roundtables across five verticals (credit cards, automotive finance, retail banking, wealth management, and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

In April 2021, Roundtables acquired Edgar Dunn’s U.S. roundtables business, which added 6 roundtables to Auriemma’s services offering. This acquisition furthers Roundtables’ strategy of both growing organically and through M&A.

Industry. Roundtables is a market leader in the consumer finance industry and is approximately 7 to 8 times larger than its closest direct competitor. We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 5.0% of revenue as of September 30, 2021.

Investment Highlights. Roundtables serves approximately 80 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2008 to the trailing twelve months ended September 30, 2021, Membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.3%.

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The total revenue for Roundtables for the trailing twelve months ended September 30, 2021 was approximately $13.2 million, of which, the vast majority represented membership fees. The total revenue for Roundtables for the year ended December 31, 2020 was approximately $10.9 million. From 2005 to the trailing twelve months ended September 30, 2021, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 14.8%. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM II Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers.

Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

In June 2020, Milton acquired GH Meiser & Co., which we believe will bolster Milton’s tire gauge offering, and in June 2021, Milton acquired Zeeline, which we believe will bolster Milton’s grease and fluid handling offering. These acquisitions further Milton’s strategy of both growing organically and through M&A.

Investment Highlights. We believe that Milton is a more resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 24 years among Milton’s top ten customers. Milton’s net revenue has grown at a compound annual growth rate of approximately 5.4% from 2010 to the trailing twelve months ended September 30, 2021. Milton had net revenue for the year ended December 31, 2020 of approximately $41.2 million. Milton had net revenue for the trailing twelve months ended September 30, 2021 of approximately $52.5 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.2 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM II Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

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In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce of over 100 employees as of September 30, 2021 and includes professionals with PhDs, professionals with master's degrees, software for statistical analysis (SAS) programmers, and professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor and employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (e.g., equal pay for equal work, #MeToo), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of 12.9% from 2007 to the trailing twelve months ended September 30, 2021. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success.

We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. Our equity investment represents approximately 17% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM II Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge's services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team.

In July 2020, Blue Ridge acquired Benefit Concepts Systems, Inc., a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. In April 2021, Blue Ridge acquired Coastal Pension Services, a leading provider of outsourced 401(k) administration services in the greater Washington, D.C. area. These acquisitions further Blue Ridge’s strategy of both growing organically and through M&A.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended September 30, 2021, Blue Ridge’s total revenue has grown at a compound annual growth rate of approximately 14.4% and grew each year through the financial crisis. Blue Ridge maintains a large and diversified client base, providing services for over 850 ESOPs with over 200,000 plan participants. These clients are largely obtained through referrals (approximately 75% from 2016 through September 30, 2021). With approximately 6,100 ESOP plans in the United States as of September 30, 2021, we believe that Blue Ridge’s approximately 13% market share demonstrates its strong market positioning, but with room for further growth.

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Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 75% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. Members of the HSH executive management team may participate in an options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended September 30, 2021, HSH’s net revenue has grown at a compound annual growth rate of approximately 11.9%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of September 30, 2021, HSH has an estimated 60% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is currently expected to grow at a compound annual growth rate of approximately 12% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

ATA Title Company

Overview. On April 1, 2021, we, through our wholly-owned subsidiary, Huron Title Buyer, LLC, entered into a Membership Interest Purchase Agreement pursuant to which we acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36 million, subject to certain post-closing adjustments (the “ATA Acquisition”). Additionally, on the closing date of the Acquisition, we, through our wholly-owned subsidiary, ATA Strategic Capital DebtCo, LLC, made an approximately $37 million debt investment in subsidiaries of ATA in the form of senior secured notes. The remaining ATA units of equity membership interest are owned by members of the ATA executive management team and former controlling interest owners.

Company Overview. Founded in 1999 and headquartered in Farmington Hills, MI, ATA is a leading national independent title insurance agency and settlement service provider for the residential resale, residential refinance, commercial and default markets. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. ATA has over 400 employees across 60+ offices in the Great Lakes Region (Michigan, Indiana, Ohio and Illinois).

Investment Highlights. ATA’s scale and broad service offering allow it to process closings with minimal outsourcing resulting in higher quality, consistent transaction execution. Further, we believe ATA’s higher touch service is a key distinguishing element for its customers. Although the residential resale and refinance business is driven in part by residential housing market and interest rates, we believe that ATA’s diversified business model positions it well for various market cycles. The total revenue for ATA for the trailing twelve months ended September 30, 2021, was approximately $83 million. The total revenue for ATA for the year ended December 31, 2020 was approximately $75 million. From 2011 to the trailing twelve months ended September 30, 2021, ATA’s total revenue has grown at a compound annual growth rate of approximately 7.5%.

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Industry. ATA’s business has nationwide reach through key underwriter relationships and is in the top one percent (1%) of U.S. independent title insurance agencies by volume completing over 50,000 transactions in 2020. ATA is the largest independent agency in the Great Lakes Region with the second largest independent competitor only two-thirds the size.

Growth Opportunities. We believe the following are key growth opportunities for ATA: (i) geographic expansion, (ii) further building the company’s sales function to accelerate organic growth and (iii) accretive acquisitions.

Douglas Machine Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. (“Douglas”). The remaining Douglas capital stock is owned by members of the Douglas executive management team and existing pre-closing owners. In connection with the transaction, our indirect wholly-owned subsidiary, Douglas Machines Buyer, Inc., (the “Buyer”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Douglas and Douglas Acquisition Company, LLC (the “Seller”) pursuant to which the Seller received aggregate consideration of approximately $40.7 million which included rollover investment from existing pre-closing owners and is subject to certain customary escrow related and post-closing adjustments (“Douglas Acquisition”). Additionally, through a Note Purchase Agreement dated October 7, 2021 (the “Note Purchase Agreement”), we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes. Subject to such adjustments, we paid approximately $35.5 million at closing for our portion of our equity ownership interest in the capital stock of Douglas.

Company Overview. Founded in 1979 and headquartered in Clearwater, FL, Douglas is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic. As a “one stop solution” for many of its customers, Douglas is a market leader in a niche industry with approximately 20% market share in the “clean-out-of-place” core segment as of September 30, 2021. The clean-out-of-place core segment generally refers to machinery where equipment and parts are removed from their operational area for cleaning.

Investment Highlights. We believe Douglas is well positioned for steady growth in an industry that is estimated to grow approximately 5% per year. We believe this potential growth is supported by increased food safety requirements and greater adoption of automated sanitation systems. We also believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating significant savings in labor and water costs. The total revenue for Douglas for the trailing twelve months ended September 30, 2021 was approximately $22 million. From fiscal year end 2004 to the trailing twelve months ended September 30, 2021, Douglas’ total revenue has grown at a compound annual growth rate of approximately 7.2%.

Growth Opportunities. We believe the following are key growth opportunities for Douglas: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) operational efficiencies, (iv) accretive acquisitions and (v) international expansion.

 24

Financial Statements

The Prospectus is hereby supplemented with the following financial information, which is excerpted from Part I --Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2021.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

	September 30, 2021 (Unaudited)	December 31, 2020
Assets
Investments at fair value (amortized cost of $267,668,500 and $197,457,113, respectively)	$332,240,454	$231,197,454
Cash	111,690,883	82,688,211
Receivable for shares sold	16,745,397	—
Deferred offering expenses	—	61,549
Prepaid expenses and other assets	189,706	130,161
Total assets	460,866,440	314,077,375
Liabilities
Accounts payable and other accrued expenses	797,388	385,083
Net due to related parties (Note 5)	8,229,205	1,476,458
Distributions payable	1,391,664	1,017,405
Payable for shares repurchased	693,515	1,968,732
Deferred tax liability, net	785,372	266,789
Total liabilities	11,897,144	5,114,467
Commitments and contingencies (Note 11)
Members’ Equity (Net Assets)
Preferred shares, $0.001 par value, 50,000,000 shares authorized and unissued	—	—
Class FA Common shares, $0.001 par value, 7,400,000 shares authorized; 4,844,390 shares issued; 4,560,900 and 4,578,537 shares outstanding, respectively	4,561	4,579
Class A Common shares, $0.001 par value, 94,660,000 shares authorized; 1,381,177 and 1,039,257 shares issued, respectively; 1,358,641 and 1,034,377 shares outstanding, respectively	1,359	1,034
Class T Common shares, $0.001 par value, 558,620,000 shares authorized, respectively; 1,336,606 and 680,446 shares issued, respectively; 1,294,335 and 654,672 shares outstanding, respectively	1,294	655
Class D Common shares, $0.001 par value, 94,660,000 shares authorized; 922,926 and 458,065 shares issued, respectively; 913,578 and 453,724 shares outstanding, respectively	914	454
Class I Common shares, $0.001 par value, 94,660,000 shares authorized; 4,406,092 and 2,039,062 shares issued, respectively; 4,299,435 and 1,966,552 shares outstanding, respectively	4,299	1,967
Class S Common shares, $0.001 par value, 100,000,000 shares authorized; 1,770,386 shares issued and outstanding	1,770	1,770
Capital in excess of par value	392,598,452	278,908,028
Distributable earnings	56,356,647	30,044,421
Total Members’ Equity	$448,969,296	$308,962,908

Net assets, Class FA shares	$147,968,885	$137,237,594
Net assets, Class A shares	41,850,833	29,747,587
Net assets, Class T shares	39,665,152	18,771,713
Net assets, Class D shares	27,652,315	12,813,290
Net assets, Class I shares	134,053,934	57,147,617
Net assets, Class S shares	57,778,177	53,245,107
Total Members’ Equity	$448,969,296	$308,962,908

See notes to condensed consolidated financial statements.

 25

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Investment Income
Interest income	$4,505,482	$2,945,998	$12,012,022	$7,212,073
Dividend income	8,362,201	1,075,522	11,141,418	1,614,545
Total investment income	12,867,683	4,021,520	23,153,440	8,826,618
Operating Expenses
Total return incentive fees	1,418,259	2,015,130	6,288,662	2,360,511
Base management fees	1,286,954	726,870	3,277,262	1,804,371
Organization and offering expenses	687,880	315,658	1,802,230	777,305
Professional services	367,576	315,036	1,140,182	999,745
Distribution and shareholder servicing fees	104,729	46,090	247,397	109,562
Insurance expense	60,083	61,611	172,990	172,121
Custodian and accounting fees	58,469	41,487	173,739	123,812
Director fees and expenses	50,175	48,546	151,833	152,141
General and administrative expenses	49,145	43,026	123,641	73,546
Pursuit costs	137,732	40,000	651,362	61,563
Total operating expenses	4,221,002	3,653,454	14,029,298	6,634,677
Expense support	4,495,242	(1,559,571)	—	(3,157,299)
Reimbursement of expense support	1,055,397	—	1,055,397	—
Net operating expenses	9,771,641	2,093,883	15,084,695	3,477,378
Net investment income before taxes	3,096,042	1,927,637	8,068,745	5,349,240
Income tax expense	(984,497)	—	(1,124,291)	—
Net investment income	2,111,545	1,927,637	6,944,454	5,349,240
Net unrealized appreciation on investments:
Net change in unrealized appreciation on investments	2,044,613	9,616,844	30,831,613	12,841,454
Net change in deferred taxes on investments	(499,654)	(376,546)	(518,583)	(376,546)
Net increase in net assets resulting from operations	$3,656,504	$11,167,935	$37,257,484	$17,814,148

Common shares per share information:
Net investment income	$0.16	$0.23	$0.58	$0.70
Net increase in net assets resulting from operations	$0.28	$1.33	$3.12	$2.34
Weighted average number of common shares outstanding	13,206,098	8,423,505	11,930,137	7,601,149

See notes to condensed consolidated financial statements.

 26

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(UNAUDITED)

	Common Shares		Capital in Excess of Par Value	Distributable Earnings	Total Net Assets
	Number of Shares	Par Value
Balance as of June 30, 2021	12,730,806	$12,731	$347,317,257	$56,736,955	$404,066,943
Net investment income	—	—	—	2,111,545	2,111,545
Net change in unrealized appreciation on investments	—	—	—	2,044,613	2,044,613
Net change in deferred taxes on investments	—	—	—	(499,654)	(499,654)
Distributions to shareholders	—	—	—	(4,036,812)	(4,036,812)
Issuance of common shares through the Offerings	1,451,353	1,451	44,822,561	—	44,824,012
Issuance of common shares through distribution reinvestment plan	37,169	37	1,152,127	—	1,152,164
Repurchase of common shares pursuant to share repurchase program	(22,053)	(22)	(693,493)	—	(693,515)
Balance as of September 30, 2021	14,197,275	$14,197	$392,598,452	$56,356,647	$448,969,296

	Common Shares		Capital in Excess of Par Value	Distributable Earnings	Total Net Assets
	Number of Shares	Par Value
Balance as of December 31, 2020	10,458,248	$10,459	$278,908,028	$30,044,421	$308,962,908
Net investment income	—	—	—	6,944,454	6,944,454
Net change in unrealized appreciation on investments	—	—	—	30,831,613	30,831,613
Net change in deferred taxes on investments	—	—	—	(518,583)	(518,583)
Distributions to shareholders	—	—	—	(10,945,258)	(10,945,258)
Issuance of common shares through the Offerings	3,737,113	3,737	113,674,897	—	113,678,634
Issuance of common shares through distribution reinvestment plan	92,857	92	2,797,535	—	2,797,627
Repurchase of common shares pursuant to share repurchase program	(90,943)	(91)	(2,782,008)	—	(2,782,099)
Balance as of September 30, 2021	14,197,275	$14,197	$392,598,452	$56,356,647	$448,969,296

See notes to condensed consolidated financial statements.

 27

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2020

(UNAUDITED)

	Common Shares		Capital in Excess of Par Value	Distributable Earnings	Total Net Assets
	Number of Shares	Par Value
Balance as of June 30, 2020	8,037,928	$8,038	$209,974,650	$12,150,435	$222,133,123
Net investment income	—	—	—	1,927,637	1,927,637
Net change in unrealized appreciation on investments	—	—	—	9,616,844	9,616,844
Net change in deferred taxes on investments	—	—	—	(376,546)	(376,546)
Distributions to shareholders	—	—	—	(2,587,705)	(2,587,705)
Issuance of common shares through the Offerings	1,166,323	1,166	32,737,358	—	32,738,524
Issuance of common shares through distribution reinvestment plan	20,911	21	568,774	—	568,795
Repurchase of common shares pursuant to share repurchase program	(147,754)	(148)	(4,258,781)	—	(4,258,929)
Balance as of September 30, 2020	9,077,408	$9,077	$239,022,001	$20,730,665	$259,761,743

	Common Shares		Capital in Excess of Par Value	Distributable Earnings	Total Net Assets
	Number of Shares	Par Value
Balance as of December 31, 2019	6,354,831	$6,355	$164,349,125	$9,927,411	$174,282,891
Net investment income	—	—	—	5,349,240	5,349,240
Net change in unrealized appreciation on investments	—	—	—	12,841,454	12,841,454
Net change in deferred taxes on investments	—	—	—	(376,546)	(376,546)
Distributions to shareholders	—	—	—	(7,010,894)	(7,010,894)
Issuance of common shares through the Offerings	2,941,880	2,941	80,907,068	—	80,910,009
Issuance of common shares through distribution reinvestment plan	53,777	54	1,443,719	—	1,443,773
Repurchase of common shares pursuant to share repurchase program	(273,080)	(273)	(7,677,911)	—	(7,678,184)
Balance as of September 30, 2020	9,077,408	$9,077	$239,022,001	$20,730,665	$259,761,743

See notes to condensed consolidated financial statements.

 28

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2021	2020
Operating Activities:
Net increase in net assets resulting from operations	$37,257,484	$17,814,148
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(73,000,000)	(64,220,000)
Net change in unrealized appreciation on investments	(30,831,613)	(12,841,454)
Proceeds from return of capital on investments	2,788,613	—
Amortization of deferred offering expenses	69,135	205,307
Amortization of deferred financing costs	35,632	20,919
Increase (decrease) in net due to related parties	6,752,747	(102,421)
Decrease in payable for investments purchased	—	(118,009)
Increase in accounts payable and other accrued expenses	412,305	35,964
Increase in deferred offering expenses	(7,586)	(252,764)
Increase in deferred tax liability, net	518,583	376,546
Increase in prepaid expenses and other assets	(74,427)	(79,559)
Net cash used in operating activities	(56,079,127)	(59,161,323)
Financing Activities:
Proceeds from issuance of common shares	96,933,237	68,570,732
Shares repurchased	(4,057,316)	(3,642,993)
Distributions paid, net of distributions reinvested	(7,773,372)	(5,260,323)
Deferred financing costs	(20,750)	(65,100)
Net cash provided by financing activities	85,081,799	59,602,316
Net increase in cash	29,002,672	440,993
Cash, beginning of period	82,688,211	30,954,005
Cash, end of period	$111,690,883	$31,394,998
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$2,797,627	$1,443,773
Amounts incurred but not paid (including amounts due to related parties):
Distributions payable	$1,391,664	$900,334
Offering costs	$256,329	$109,675
Payable for shares repurchased	$693,515	$4,258,929

See notes to condensed consolidated financial statements.

 29

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF SEPTEMBER 30, 2021

(UNAUDITED)

Company (1)(2)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Note – First Lien – 17.6%
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	$37,000,000	$37,000,000	$37,000,000
Auriemma U.S. Roundtables(3)	Information Services and Advisory Solutions	8.0%	11/13/2021	2,000,000	2,000,000	2,000,000
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400,000	24,400,000	24,400,000
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700,000	15,700,000	15,700,000
Total Senior Secured Notes – First Lien					79,100,000	79,100,000
Senior Secured Note – Second Lien – 8.0%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	$12,114,338	$12,114,338	$12,114,338
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,640,844	2,640,844	2,640,844
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	8/7/2023	15,000,000	15,000,000	15,000,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2027	3,353,265	3,353,265	3,353,265
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834,007	2,834,007	2,834,007
Total Senior Secured Notes – Second Lien					35,942,454	35,942,454
Total Senior Secured Notes					115,042,454	115,042,454
Equity – 48.4%
ATA Holding Company, LLC(4)	Real Estate Services			36,980	$36,000,000	$38,396,000
Auriemma U.S. Roundtables(4)	Information Services and Advisory Solutions			32,386	32,385,662	41,485,000
Blue Ridge ESOP Associates	Business Services			9,859	9,859,156	12,680,000
Healthcare Safety Holdings, LLC(4)	Healthcare Supplies			17,320	17,320,000	23,706,000
Lawn Doctor, Inc.(4)	Commercial and Professional Services			7,746	27,686,938	54,966,000
Milton Industries Inc.	Engineered Products			6,647	6,646,735	11,168,000
Polyform Products, Co.(4)	Hobby Goods and Supplies			10,820	15,598,788	25,200,000
Resolution Economics, LLC	Business Services			7,166	7,128,767	9,597,000
Total Equity					152,626,046	217,198,000
TOTAL INVESTMENTS – 74.0%					$267,668,500	$332,240,454
OTHER ASSETS IN EXCESS OF LIABILITIES – 26.0%						116,728,842
NET ASSETS – 100.0%						$448,969,296

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.
(2)	Percentages represent fair value as a percentage of net assets for each investment category.
(3)	In October 2021, the maturity date was extended to November 13, 2022.
(4)	As of September 30, 2021, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

 30

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2020

Company (1)(2)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Note – First Lien – 13.6%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	11/13/2021	$2,000,000	$2,000,000	$2,000,000
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400,000	24,400,000	24,400,000
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700,000	15,700,000	15,700,000
Total Senior Secured Notes – First Lien					42,100,000	42,100,000
Senior Secured Note – Second Lien – 11.6%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	$12,114,338	$12,114,338	$12,114,338
Blue Ridge ESOP Associates	Business Services	15.0%	3/24/2026	2,640,844	2,640,844	2,640,844
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	8/7/2023	15,000,000	15,000,000	15,000,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2027	3,353,265	3,353,265	3,353,265
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834,007	2,834,007	2,834,007
Total Senior Secured Notes – Second Lien					35,942,454	35,942,454
Total Senior Secured Notes					78,042,454	78,042,454
Equity – 49.6%
Auriemma U.S. Roundtables(3)	Information Services and Advisory Solutions			32,386	$32,385,662	$37,272,000
Blue Ridge ESOP Associates	Business Services			9,859	9,859,156	10,877,000
Healthcare Safety Holdings, LLC(3)	Healthcare Supplies			17,320	17,320,000	18,186,000
Lawn Doctor, Inc.(3)	Commercial and Professional Services			7,746	30,475,551	48,685,000
Milton Industries Inc.	Engineered Products			6,647	6,646,735	10,090,000
Polyform Products, Co.(3)	Hobby Goods and Supplies			10,820	15,598,788	19,502,000
Resolution Economics, LLC	Business Services			7,166	7,128,767	8,543,000
Total Equity					119,414,659	153,155,000
TOTAL INVESTMENTS – 74.8%					$197,457,113	$231,197,454
OTHER ASSETS IN EXCESS OF LIABILITIES – 25.2%						77,765,454
NET ASSETS – 100.0%						$308,962,908

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.
(2)	Percentages represent fair value as a percentage of net assets for each investment category.
(3)	As of December 31, 2020, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

1. Principal Business and Organization

CNL Strategic Capital, LLC (the “Company”) is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the “Manager”) and sub-managed by Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”). The Manager is responsible for the overall management of the Company’s activities and the Sub-Manager is responsible for the day-to-day management of the Company’s assets. Each of the Manager and the Sub-Manager are registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company intends to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. The Company’s business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

The Company intends for a significant majority of its total assets to be comprised of long-term controlling equity interests and debt positions in the businesses it acquires. In addition and to a lesser extent, the Company may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity interests in combination with other funds managed by the Sub-Manager from co-investments with other partnerships managed by the Sub-Manager or their affiliates. The Company expects that these positions will comprise a minority of its total assets.

On March 7, 2018, the Company commenced its initial public offering of up to $1.1 billion of shares of its limited liability company interests (the “Initial Public Offering”) pursuant to a registration statement on Form S-1 (the “Initial Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). The Initial Public Offering closed on November 1, 2021, with the Company having received aggregate gross proceeds of approximately $264.7 million since inception, including approximately $6.2 million raised through its distribution reinvestment plan. On November 1, 2021, the Company commenced a follow-on offering of up to $1.1 billion of shares of its limited liability company interests (the “Follow-On Public Offering” and together with the Initial Public Offering, the “Public Offerings”) pursuant to a registration statement on Form S-1 (the “Follow-On Registration Statement”) filed with the SEC. Through its Follow-On Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the “Non-founder shares” and together with the Founder shares (as described below), the “Shares”).

See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” included in this supplement for additional information related to the Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification” or “ASC”), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, “Financial Services—Investment Companies” (“ASC Topic 946”) to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company’s business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company’s financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its condensed consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Risks and Uncertainties

The novel coronavirus (“COVID-19”) pandemic has continued to impact the U.S. and global economies. The U.S. financial markets have experienced disruption and constrained credit conditions within certain sectors. Although more normalized activities have resumed, at this time the Company cannot predict the full extent of the impacts of the COVID-19 pandemic on the Company and its portfolio companies and the COVID-19 pandemic could have a delayed adverse impact on the Company's financial results. The Company will continue to monitor the pandemic's effects on a daily basis and will adjust its operations as necessary.

The full impact of COVID-19 on the financial and credit markets and consequently on the Company’s financial condition and results of operations is uncertain and cannot be predicted at the current time as it depends on several factors beyond the control of the Company including, but not limited to (i) the uncertainty around the severity and duration of the pandemic and the emergence and severity of COVID-19 variants, (ii) the effectiveness of the United States public health response, including the efficacy of the vaccines or other remedies and the speed of their distribution and administration, (iii) the pandemic’s impact on the U.S. and global economies, (iv) the timing, scope and effectiveness of additional governmental responses to the pandemic, (v) the timing and speed of economic recovery, and (vi) the negative impact on its portfolio companies.

Cash

Cash consists of demand deposits at commercial banks. Demand deposits are carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. The uncertainty of future events, including the impact of the COVID-19 pandemic, may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

Valuation of Investments

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) clarifies that the fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager’s or the Sub-Manager’s own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset.

The Company’s board of directors is responsible for determining in good faith the fair value of the Company’s investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company’s assets requires judgment, especially with respect to assets for which market prices are not available. For most of the Company’s assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company’s net asset value is based, in part, on the fair value of its assets, the Company’s calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company’s board of directors may determine that the fair value of the Company’s assets differs materially from the values that were provided by the independent valuation firm.

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the adjusted cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation on investments will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Recognition

Interest Income – Interest income is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management’s judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loans.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there are sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital stock and (ii) paid in capital in excess of par value, excluding upfront selling commissions and placement agent/dealer manager fees.

Share Repurchases

Under the Company’s share repurchase program (the “Share Repurchase Program”), a shareholder’s shares are deemed to have been redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. “Capital Transactions” included in this supplement for additional information.

Organization and Offering Expenses

Organization expenses are expensed on the Company’s condensed consolidated statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Offerings, are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

Distribution and Shareholder Servicing Fees

The Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. “Related Party Transactions.” The Company records the distribution and shareholder servicing fees, which accrue daily, in its condensed consolidated statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. “Borrowings”) are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the condensed consolidated statements of operations.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, organization and offering expenses, distribution and shareholder servicing fees, expense support and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such fees are attributable to the particular share classes, as determined by the Company’s board of directors, the Company’s governing agreements and, in certain cases, expenses which are specifically identifiable to a specific share class.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Earnings per Share and Net Investment Income per Share

Earnings per share and net investment income per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company’s board of directors has declared and intends to continue to declare distributions based on monthly record dates and such distributions are expected to be paid on a monthly basis one month in arrears. Distributions are made on all classes of the Company’s shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, “Income Taxes.” The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the condensed consolidated statements of operations.

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the “qualifying income exception”). As a partnership, the individual shareholders are responsible for their proportionate share of the Company’s taxable income.

The Company holds certain equity investments in taxable subsidiaries (the “Taxable Subsidiaries”). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are “pass through” entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries’ ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities are reflected in the Company’s condensed consolidated financial statements. See Note 9. “Income Taxes” included in this supplement for additional information.

During the quarter and nine months ended September 30, 2021 and 2020, the Company did not incur any material interest or penalties. Tax years ending December 31, 2020, 2019 and 2018 remain subject to examination by major tax jurisdictions.

3. Investments

In April 2021, the Company, through a wholly-owned subsidiary, entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36.0 million, subject to certain post-closing adjustments (the “Acquisition”). Additionally, on the closing date of the Acquisition, the Company, through a wholly-owned subsidiary, made an approximately $37.0 million debt investment in subsidiaries of ATA in the form of senior secured notes.

In October 2021, the Company acquired a controlling equity interest and made a debt investment in Douglas Machines Corp. (“Douglas”) totaling $50.5 million. See Note 13. “Subsequent Events” included in this supplement for additional information.

The Company’s investment portfolio is summarized as follows as of September 30, 2021 and December 31, 2020:

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	As of September 30, 2021
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior debt
Senior secured debt - first lien	$79,100,000	$79,100,000	23.8%	17.6%
Senior secured debt - second lien	35,942,454	35,942,454	10.8	8.0
Total senior debt	115,042,454	115,042,454	34.6	25.6
Equity	152,626,046	217,198,000	65.4	48.4
Total investments	$267,668,500	$332,240,454	100.0%	74.0%

	As of December 31, 2020
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior debt
Senior secured debt - first lien	$42,100,000	$42,100,000	18.2%	13.6%
Senior secured debt - second lien	35,942,454	35,942,454	15.6	11.6
Total senior debt	78,042,454	78,042,454	33.8	25.2
Equity	119,414,659	153,155,000	66.2	49.6
Total investments	$197,457,113	$231,197,454	100.0%	74.8%

Collectively, the Company’s debt investments accrue interest at a weighted average per annum rate of 15.3% and have weighted average remaining years to maturity of 4.4 years as of September 30, 2021. The note purchase agreements contain customary covenants and events of default. As of September 30, 2021, all of the Company’s portfolio companies were in compliance with their respective debt covenants.

As of September 30, 2021 and December 31, 2020, none of the Company’s debt investments were on non-accrual status.

The industry and geographic dispersion of the Company’s investment portfolio as a percentage of total fair value of the Company’s investments as of September 30, 2021 and December 31, 2020 were as follows:

Industry	September 30, 2021	December 31, 2020
Commercial and Professional Services	21.0%	27.5%
Real Estate Services	22.7	—
Information Services and Advisory Solutions	16.7	22.3
Healthcare Supplies	14.5	18.4
Hobby Goods and Supplies	12.3	15.2
Business Services	8.4	10.8
Engineered Products	4.4	5.8
Total	100.0%	100.0%

Geographic Dispersion(1)	September 30, 2021	December 31, 2020
United States	100.0%	100.0%
Total	100.0%	100.0%

 FOOTNOTE:

(1)	The geographic dispersion is determined by the portfolio company’s country of domicile or the jurisdiction of the security’s issuer.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

All investment positions held at September 30, 2021 and December 31, 2020 were denominated in U.S. dollars.

Summarized Operating Data

The following tables present unaudited summarized operating data for the Company’s portfolio companies in which it owned a controlling equity interest during the quarter and nine months ended September 30, 2021 and 2020, and summarized balance sheet data as of September 30, 2021 (unaudited) and December 31, 2020, as applicable:

Summarized Operating Data

	Quarter Ended September 30, 2021
	Lawn Doctor(1)	Polyform(2)	Roundtables(3)	HSH(4)	ATA(5)
Revenues	$7,927,425	$4,996,608	$3,422,301	$7,884,056	$20,072,688
Expenses	(7,318,878)	(4,881,148)	(3,278,711)	(7,770,024)	(16,925,963)
Income before taxes	608,547	115,460	143,590	114,032	3,146,725
Income tax expense	(15,035)	(34,000)	(26,420)	(25,000)	—
Consolidated net income	593,512	81,460	117,170	89,032	3,146,725
Net loss attributable to non-controlling interests	2,735	—	—	—	—
Net income	$596,247	$81,460	$117,170	$89,032	$3,146,725

	Quarter Ended September 30, 2020
	Lawn Doctor(1)	Polyform(2)	Roundtables(3)	HSH(4)
Revenues	$7,381,115	$4,644,634	$2,810,201	$6,251,428
Expenses	(7,050,625)	(4,219,241)	(2,719,686)	(7,748,154)
Income (loss) before taxes	330,490	425,393	90,515	(1,496,726)
Income tax (expense) benefit	20,766	(121,000)	(25,931)	92,000
Consolidated net income (loss)	351,256	304,393	64,584	(1,404,726)
Net loss attributable to non-controlling interests	89,153	—	—	—
Net income (loss)	$440,409	$304,393	$64,584	$(1,404,726)

	Nine Months Ended September 30, 2021
	Lawn Doctor(1)	Polyform(2)	Roundtables(3)	HSH(4)	ATA(5)
Revenues	$27,716,261	$16,521,126	$9,642,701	$24,014,130	$40,105,281
Expenses	(24,774,299)	(14,592,564)	(9,354,514)	(22,927,014)	(32,974,448)
Income before taxes	2,941,962	1,928,562	288,187	1,087,116	7,130,833
Income tax expense	(627,535)	(552,000)	(56,977)	(239,000)	—
Consolidated net income	2,314,427	1,376,562	231,210	848,116	7,130,833
Net loss attributable to non-controlling interests	90,452	—	—	—	—
Net income	$2,404,879	$1,376,562	$231,210	$848,116	$7,130,833

	Nine Months Ended September 30, 2020
	Lawn Doctor(1)	Polyform(2)	Roundtables(3)	HSH(4)
Revenues	$21,669,398	$12,553,781	$8,082,921	$6,251,428
Expenses	(20,355,508)	(12,104,052)	(8,763,041)	(7,748,154)
Income (loss) before taxes	1,313,890	449,729	(680,120)	(1,496,726)
Income tax expense (benefit)	(218,549)	(129,000)	174,171	92,000
Consolidated net income (loss)	1,095,341	320,729	(505,949)	(1,404,726)
Net loss attributable to non-controlling interests	199,426	—	—	—
Net income (loss)	$1,294,767	$320,729	$(505,949)	$(1,404,726)

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Summarized Balance Sheet Data

	As of September 30, 2021
	Lawn Doctor(1)	Polyform(2)	Roundtables(3)	HSH(4)	ATA(5)
Current assets	$12,299,314	$9,849,085	$3,888,664	$12,208,694	$7,296,596
Non-current assets	92,275,866	29,269,414	62,258,658	39,859,540	86,730,687
Current liabilities	6,602,743	2,498,793	6,656,195	4,995,675	3,799,012
Non-current liabilities	63,748,191	21,425,130	19,471,105	28,619,168	40,000,000
Non-controlling interest	(483,243)	—	—	—	—
Stockholders’ equity	34,707,489	15,194,576	40,020,022	18,453,391	50,228,271

	As of December 31, 2020
	Lawn Doctor(1)	Polyform(2)	Roundtables(3)	HSH(4)
Current assets	$8,386,243	$9,692,346	$4,166,690	$12,684,343
Non-current assets	94,600,554	30,032,976	59,582,072	42,701,069
Current liabilities	7,669,894	2,460,606	4,406,878	5,732,781
Non-current liabilities	53,385,715	21,563,451	19,553,072	29,297,356
Non-controlling interest	(392,791)	—	—	—
Stockholders’ equity	42,323,979	15,701,265	39,788,812	20,355,275

FOOTNOTES:

(1)	As of September 30, 2021 and December 31, 2020, the Company owned approximately 61% of the outstanding equity in Lawn Doctor on an undiluted basis.
(2)	As of September 30, 2021 and December 31, 2020, the Company owned approximately 87% of the outstanding equity in Polyform on an undiluted basis.
(3)	As of September 30, 2021 and December 31, 2020, the Company owned approximately 81% of the outstanding equity in Roundtables on an undiluted basis.
(4)	As of September 30, 2021 and December 31, 2020, the Company owned approximately 75% of the outstanding equity in HSH on an undiluted basis. Results presented for the quarter and nine months ended September 30, 2020, are for the period from July 16, 2020 (the date the Company acquired its investments in HSH) to September 30, 2020.
(5)	Results presented for the nine months ended September 30, 2021 are for the period from April 1, 2021 (the date the Company acquired its investments in ATA) to September 30, 2021. As of September 30, 2021, the Company owned approximately 75% of the outstanding equity in ATA on an undiluted basis. The Company acquired ATA in April 2021.

4. Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies,” as follows as of September 30, 2021 and December 31, 2020:

	As of September 30, 2021				As of December 31, 2020
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$—	$—	$115,042,454	$115,042,454	$—	$—	$78,042,454	$78,042,454
Equity	—	—	217,198,000	217,198,000	—	—	153,155,000	153,155,000
Total investments	$—	$—	$332,240,454	$332,240,454	$—	$—	$231,197,454	$231,197,454

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of September 30, 2021 and December 31, 2020 were as follows:

			September 30, 2021
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$115,042,454	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.8% – 13.0% (10.7%) 4.1x – 13.9x (9.3x) 6.0x – 12.5x (10.4x)	Decrease Increase Increase
Equity	217,198,000	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.8% – 13.0% (10.7%) 4.1x – 13.9x (9.3x) 6.0x – 12.5x (10.4x)	Decrease Increase Increase
Total	$332,240,454

			December 31, 2020
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$78,042,454	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.0% – 13.0% (10.7%) 6.4x – 15.2x (11.6x) 6.8x – 14.5x (11.3x)	Decrease Increase Increase
Equity	153,155,000	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.0% – 13.0% (10.7%) 6.4x – 15.2x (11.6x) 6.8x – 14.5x (11.3x)	Decrease Increase Increase
Total	$231,197,454

FOOTNOTES:

(1)	Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.
(2)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding tables include the significant unobservable inputs as they relate to the Company’s determination of fair values for its investments categorized within Level 3 as of September 30, 2021 and December 31, 2020. In addition to the techniques and inputs noted in the tables above, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The following tables provide a reconciliation of investments for which Level 3 inputs were used in determining fair value for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30, 2021
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2021	$78,042,454	$153,155,000	$231,197,454
Additions	37,000,000	36,000,000	73,000,000
Return of capital(1)	—	(2,788,613)	(2,788,613)
Net change in unrealized appreciation(2)	—	30,831,613	30,831,613
Fair value balance as of September 30, 2021	$115,042,454	$217,198,000	$332,240,454
Change in net unrealized appreciation on investments held as of September 30, 2021(2)	$—	$30,831,613	$30,831,613

	Nine Months Ended September 30, 2020
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2020	$48,167,603	$96,027,397	$144,195,000
Additions	29,874,851	34,345,149	64,220,000
Net change in unrealized appreciation(2)	—	12,841,454	12,841,454
Fair value balance as of September 30, 2020	$78,042,454	$143,214,000	$221,256,454
Change in net unrealized appreciation on investments held as of September 30, 2020(2)	$—	$12,841,454	$12,841,454

 FOOTNOTE:

(1)	Represents portion of distributions received which were accounted for as a return of capital. See Note 2. “Significant Accounting Policies” included in this supplement for information on the accounting treatment of distributions from portfolio companies.
(2)	Included in net change in unrealized appreciation on investments in the condensed consolidated statements of operations.

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, receive fees and compensation in connection with the Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Placement Agent/Dealer Manager

Commissions — The Company pays CNL Securities Corp. (the “Managing Dealer” in connection with the Public Offerings and the “Placement Agent” in connection with the Private Offerings), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The Company paid the Placement Agent a selling commission of up to 5.50% and up to 2.00% of the sale price for each Class FA and Class S share sold in the Follow-On Class FA Private Offering and Class S Private Offering (defined in Note 7. “Capital Transactions” below), respectively. The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Placement Agent/Dealer Manager Fee — The Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). Under the Follow-On Class FA Private Offering, the Company paid the Placement Agent a placement agent fee of 3.00% and 1.50% of the price of each Class FA and Class S share sold in the Follow-On Class FA Private Offering and Class S Private Offering, respectively. The Managing Dealer/Placement Agent may reallow all or a portion of such placement agent/dealer manager fees to participating broker-dealers.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Distribution and Shareholder Servicing Fee — The Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Organization and Offering Costs — The Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the organization and offering costs (other than selling commissions and placement agent / dealer manager fees) they have incurred on the Company’s behalf only to the extent that such expenses do not exceed (A) 1.0% of the cumulative gross proceeds from the Private Offerings (defined in Note 7. “Capital Transactions” below), and (B) 1.5% of the cumulative gross proceeds from the Public Offerings. The Company incurred an obligation to reimburse the Manager and Sub-Manager for organization and offering costs based on actual amounts raised through the Offerings of approximately $0.7 million and $0.3 million during quarter ended September 30, 2021 and 2020, respectively, and approximately $1.7 million and $0.8 million during the nine months ended September 30, 2021 and 2020, respectively. The Manager and the Sub-Manager have incurred additional organization and offering costs of approximately $4.6 million on behalf of the Company in connection with the Offerings (exceeding the respective limitations) as of September 30, 2021. These costs will be recognized by the Company in future periods as the Company receives future offering proceeds from its Public Offerings to the extent such costs are within the 1.5% limitation.

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $1.3 million and $0.7 million during the quarter ended September 30, 2021 and 2020, respectively, and approximately $3.3 million and $1.8 million during the nine months ended September 30, 2021 and 2020, respectively.

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company’s average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company’s average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company’s gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company’s assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. “Adjusted Capital” is defined as cumulative proceeds generated from sales of the Company’s shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of upfront selling commissions and dealer manager fees (“sales load”), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $1.4 million and $2.0 million during the quarter ended September 30, 2021 and 2020, respectively, and approximately $6.3 million and $2.4 million during the nine months ended September 30, 2021 and 2020, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company accrues (but does not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and performs a final reconciliation and makes required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Total Return to Shareholders” for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms “Total Return to Non-founder Shareholders” and “Total Return to Founder Shareholders” means the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

•	No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the “Annual Preferred Return”).
•	As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the “Non-founder breakpoint,” in any calendar year, will be payable to the Manager (“Non-founder Catch Up”). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.
•	As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager (“Founder Catch Up”). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.
•	For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.
•	For purposes of calculating the Total Return to Shareholders, the change in the Company’s net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company’s assets, provided such adjustment is approved by the Company’s board of directors. If, as of each calendar year end, the Company’s net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company’s net asset value for such share class in excess of the High Water Mark, and (B) if the Company’s net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company’s per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company’s per share net asset value will be included the calculation of Total Return to Shareholders for such share class. For the year ending December 31, 2020, the High Water Marks were $27.64 for Class FA shares, $26.91 for Class A shares, $27.01 for Class T shares, $26.61 for Class D shares, $27.15 for Class I shares and $27.64 for Class S shares. For the year ending December 31, 2021, the High Water Marks will be $29.97 for Class FA shares, $28.76 for Class A shares, $28.67 for Class T shares, $28.24 for Class D shares, $29.06 for Class I shares and $30.08 for Class S shares.

For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Reimbursement to Manager and Sub-Manager for Operating Expenses and Pursuit Costs — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company’s activities, acquisitions, dispositions, financings and business, subject to the terms of the Company’s limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager (the “Expense Support and Conditional Reimbursement Agreement”), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company’s annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company’s distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the “Expense Support”).

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager. Expense support is paid by the Manager and Sub-Manager annually in arrears.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the “Conditional Reimbursements”) as described further in the Expense Support and Conditional Reimbursement Agreement. The Company’s obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

As of September 30, 2021, the amount of expense support collected from the Manager and Sub-Manager was approximately $5.1 million. As of September 30, 2021, management estimates that approximately $1.1 million of expense support received will be reimbursable to the Manager and Sub-Manager under the terms of the Expense Support and Conditional Reimbursement Agreement. The Company recorded reimbursement of expense support in the condensed consolidated statements of operations of approximately $1.1 million during the quarter and nine months ended September 30, 2021. Additionally, during the quarter ended September 30, 2021, the Company recorded expense support of approximately $(4.5) million which represents a reversal of expense support accrued through June 30, 2021. The Company recorded expense support due from the Manager and Sub-Manager of approximately $1.6 million and $3.2 million during the quarter and nine months ended September 30, 2020, respectively.

The following table summarizes annual expense support received, estimate of expense support to be reimbursed and the remaining expense support that may become reimbursable, subject to the conditions of reimbursement defined in the Expense Support and Conditional Reimbursement Agreement as of September 30, 2021:

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the Year Ended	Amount of Expense Support Received	Expense Support Reimbursed(1)	Unreimbursed Expense Support(2)	Reimbursement Eligibility Expiration
December 31, 2018	$389,774	$(281,882)	$107,892	March 31, 2022
December 31, 2019	1,372,020	(545,761)	826,259	March 31, 2023
December 31, 2020	3,301,473	(227,754)	3,073,719	March 31, 2024
	$5,063,267	$(1,055,397)	$4,007,870

 FOOTNOTES:

(1)	Represents amount accrued as of September 30, 2021, for potential annual year-end reimbursement to the Manager and Sub-Manager.
(2)	Expense support reimbursement is calculated by share class and subject to limitations as defined in the Expense Support and Conditional Reimbursement Agreement. As of September 30, 2021, management believes that additional reimbursement payments by the Company to the Manager and Sub-Manager for unreimbursed expense support are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.4 million and 0.6 million shares as of September 30, 2021 and 2020, respectively and received distributions from the Company of approximately $0.2 million during each of the quarters ended September 30, 2021 and 2020, and approximately $0.5 million and $0.6 million during the nine months ended September 30, 2021 and 2020, respectively.

Related party fees and expenses incurred for the quarter and nine months ended September 30, 2021 and 2020 are summarized below:

		Quarter Ended September 30,		Nine Months Ended September 30,
Related Party	Source Agreement & Description	2021	2020	2021	2020
Managing Dealer /Placement Agent	Managing Dealer / Placement Agent Agreements: Commissions	$541,088	$521,847	$1,083,672	$1,259,218
	Dealer Manager / Placement Agent fees	295,926	342,204	579,716	812,539
	Distribution and shareholder servicing fees	104,729	46,090	247,397	109,562
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement: Organization and offering reimbursement(1)(2)	687,880	307,859	1,740,681	824,761
	Base management fees(1)	1,286,954	726,870	3,277,262	1,804,371
	Total return incentive fees(1)	1,418,259	2,015,130	6,288,662	2,360,511
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement: Expense support	4,495,242	(1,559,571)	—	(3,157,299)
	Reimbursement of expense support	1,055,397	—	1,055,397	—
Manager	Administrative Services Agreement: Reimbursement of third-party operating expenses(1)	40,700	16,383	96,756	75,776
Sub-Manager	Sub-Management Agreement: Reimbursement of third-party pursuit costs(1)(3)	137,732	40,000	651,362	61,563

 FOOTNOTES:

(1)	Expenses subject to Expense Support.
(2)	Organization reimbursements are expensed on the Company’s condensed consolidated statements of operations as incurred. Offering reimbursements are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months.
(3)	Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The following table presents amounts due from (to) related parties as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Due from related parties:
Expense Support	$—	$3,301,473
Total due from related parties	—	3,301,473
Due to related parties:
Total return incentive fee	(6,288,662)	(4,150,562)
Reimbursement of expense support	(1,055,397)	—
Base management fees	(422,203)	(271,983)
Organization and offering expenses	(256,329)	(122,779)
Reimbursement of third-party operating expenses and pursuit costs	(168,020)	(212,793)
Distribution and shareholder servicing fees	(38,594)	(19,814)
Total due to related parties	(8,229,205)	(4,777,931)
Net due to related parties	$(8,229,205)	$(1,476,458)

6. Distributions

The Company’s board of directors declares distributions on a monthly basis, which are paid monthly in arrears. The following table reflects the total distributions declared during the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
	2021			2020
Distribution Period(5)	Distributions Declared(1)	Distributions Reinvested(3)	Cash Distributions Net of Distributions Reinvested	Distributions Declared(1)(2)	Distributions Reinvested (4)	Cash Distributions Net of Distributions Reinvested
First Quarter	$3,289,836	$788,981	$2,500,855	$2,091,351	$419,855	$1,671,496
Second Quarter	3,618,610	971,813	2,646,797	2,331,838	525,113	1,806,725
Third Quarter	4,036,812	1,224,655	2,812,157	2,587,705	593,042	1,994,663
	$10,945,258	$2,985,449	$7,959,809	$7,010,894	$1,538,010	$5,472,884

FOOTNOTES:

(1)	The Company’s board of directors declared distributions per share on a monthly basis. See Note 12. “Financial Highlights” included in this supplement for distributions declared by share class. Distributions declared per share for each share class were as follows:
Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2021 - September 30, 2021 (9 record dates)	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2020 - September 30, 2020 (9 record dates)	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167
(2)	The Class S shares were first sold on March 31, 2020 and began participating in distributions starting in April 2020.
(3)	Includes distributions reinvested in October 2021 of $432,667 related to distributions declared based on record dates in September 30, 2021 and excludes distributions reinvested in January 2021 of $244,845 related to distributions declared based on record dates in December 31, 2020.
(4)	Includes distributions reinvested in October 2020 of $208,327 related to distributions declared based on record dates in September 30, 2020 and excluded distributions reinvested in January 2020 of $114,089 related to distributions declared based on record dates in December 2019.
(5)	Distributions declared are paid and reinvested monthly in arrears.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The sources of declared distributions on a GAAP basis were as follows:

	Nine Months Ended September 30,
	2021		2020
	Amount	% of Cash Distributions Declared	Amount	% of Cash Distributions Declared
Net investment income(1)	$6,944,454	63.4%	$5,349,240	76.3%
Distributions in excess of net investment income(2)	4,000,804	36.6	1,661,654	23.7
Total distributions declared	$10,945,258	100.0%	$7,010,894	100.0%

FOOTNOTES:

(1)	Net investment income includes expense support from the Manager and Sub-Manager of $3,157,299 for the nine months ended September 30, 2020. During the nine months ended September 30, 2021, the Company did not receive expense support and accrued expense support reimbursement of $1,055,397. See Note 5. “Related Party Transactions” included in this supplement for additional information.
(2)	Consists of distributions made from offering proceeds for the periods presented.

In September 2021, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on October 28, 2021 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

7. Capital Transactions

Public Offerings

Under the Public Offerings, the Company has and continues to offer up to $1.0 billion of shares, on a best efforts basis, which meant that CNL Securities Corp., as the Managing Dealer of the Public Offerings, uses its best effort but is not required to sell any specific amount of shares. The Company is offering, in any combination, four classes of shares in the Public Offerings: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in shares. There are differing selling fees and commissions for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The public offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company’s board of directors. As of September 30, 2021, the public offering price was $33.55 per Class A share, $31.98 per Class T share, $30.11 per Class D share and $31.07 per Class I share.

The Company is also offering, in any combination, up to $100.0 million of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan.

See Note 13. “Subsequent Events” included in this supplement for additional information related to the Public Offerings.

Private Offerings

During the period from commencement of operations on February 7, 2018 to December 31, 2020, the Company offered Class FA and Class S limited liability company interests (collectively, the “Founder shares”) through four private offerings (the “Private Offerings” and, together with the Initial Public Offering, the “Offerings”) only to persons that were “accredited investors,” as that term is defined under the Securities Act and Regulation D promulgated under the Securities Act, and raised aggregate gross offering proceeds of approximately $177 million. The Company conducted the Private Offerings pursuant to the applicable exemption under Section 4(a)(2) of the Securities Act and Rule 506(c) of Regulation D promulgated under the Securities Act. All of the Private Offerings were terminated on or before December 31, 2020. The Private Offerings that were conducted during 2019 and 2020 are described below in more detail.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

In April and June 2019, the Company commenced separate private offerings of up to $50 million each of Class FA shares (the “Class FA Private Offering” and the “Follow-On Class FA Private Offering,” respectively). Under the Follow-On Class FA Private Offering the Company paid the Placement Agent a selling commission of up to 5.5% and placement agent fee of up to 3.0% of the sale price for each Class FA share sold in the Follow-On Class FA Private Offering, except as a reduction or sales load waiver may have applied. There was no selling commission or placement fee on the sale of Class FA shares sold in the Class FA Private Offering. The Class FA Private Offering was terminated in December 2019, after having raised gross proceeds of approximately $35 million (approximately 1.3 million shares) and the Follow-On Class FA Private Offering was terminated in March 2020, after having raised gross proceeds of approximately $8 million (approximately 0.3 million shares).

In January 2020, the Company commenced a private offering of up to $50 million of Class S shares (the “Class S Private Offering”). The Company paid the Placement Agent a selling commission of up to 2.0% and a placement agent fee of up to 1.5% of the sale price for each Class S share sold in the Class S Private Offering, except as a reduction or sales load waiver that may have applied. The Class S Private Offering was terminated in December 2020, after having raised gross proceeds of approximately $52 million (approximately 1.8 million shares).

The following table summarizes the total shares issued and proceeds received by share class in connection with the Offerings, excluding shares repurchased through the Share Repurchase Program described further below, for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30, 2021
	Proceeds from Offerings				Distributions Reinvested(1)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(2)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company(5)	Average Net Proceeds per Share
Class A	309,762	$10,086,461	$(735,527)	$9,350,934	32,157	$965,361	341,919	$10,316,295	$30.17
Class T	643,878	20,442,429	(927,861)	19,514,568	12,283	367,087	656,161	19,881,655	30.30
Class D	455,927	13,691,300	—	13,691,300	8,933	262,872	464,860	13,954,172	30.02
Class I	2,327,546	71,121,832	—	71,121,832	39,484	1,202,307	2,367,030	72,324,139	30.55
	3,737,113	$115,342,022	$(1,663,388)	$113,678,634	92,857	$2,797,627	3,829,970	$116,476,261	$30.41

	Nine Months Ended September 30, 2020
	Proceeds from Offerings				Distributions Reinvested(3)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(2)(4)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class FA	569,642	$15,853,000	$(167,960)	$15,685,040	—	$—	569,642	$15,685,040	$27.53
Class A	238,527	6,901,364	(469,087)	6,432,277	25,340	680,062	263,867	7,112,339	26.95
Class T	371,335	10,470,679	(497,357)	9,973,322	5,433	145,811	376,768	10,119,133	26.86
Class D	99,527	2,666,660	—	2,666,660	6,609	174,475	106,136	2,841,135	26.77
Class I	661,464	18,094,530	—	18,094,530	16,395	443,425	677,859	18,537,955	27.35
Class S	1,001,385	28,995,533	(937,353)	28,058,180	—	—	1,001,385	28,058,180	28.02
	2,941,880	$82,981,766	$(2,071,757)	$80,910,009	53,777	$1,443,773	2,995,657	$82,353,782	$27.49

FOOTNOTES:

(1)	Amounts exclude distributions reinvested in October 2021 related to the payment of distributions declared in September 30, 2021 and include distributions reinvested in January 2021 related to the payment of distributions declared in December 31, 2020.
(2)	The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through the Public Offerings. See Note 5. “Related Party Transactions” included in this supplement for additional information regarding up-front selling commissions and dealer manager/placement agent fees.
(3)	Amounts exclude distributions reinvested in October 2020 related to the payment of distributions declared in September 30, 2020 and include distributions reinvested in January 2020 related to the payment of distributions declared in December 2019.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(4)	The Company incurred selling commissions and placement agent fees on the sale of Class FA shares sold in the Follow-On Class FA Private Offering. The Company did not incur any selling commissions or placement agent fees from the sale of the approximately 0.3 million Class FA shares sold under the terms of the Class FA Private Offering.
(5)	Approximately $16.7 million of net proceeds for shares sold and issued on September 30, 2021 was received in cash in October 2021. The proceeds are recorded in receivable for shares sold in the condensed consolidated statement of assets and liabilities as of September 30, 2021.

Share Repurchase Program

In March 2019, the Company’s board of directors approved and adopted the Share Repurchase Program. The total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares is limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company’s trailing four quarters). Unless the Company’s board of directors determines otherwise, the Company limits the number of shares to be repurchased during any calendar quarter to the number of shares the Company can repurchase with the proceeds received from the sale of shares under its distribution reinvestment plan in the previous quarter. Notwithstanding the foregoing, at the sole discretion of the Company’s board of directors, the Company may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the nine months ended September 30, 2021 and 2020, the Company received requests for the repurchase of approximately $2.8 million and $7.7 million, respectively, of the Company’s common shares which exceeded proceeds from its distribution reinvestment plan in the applicable periods by approximately $0.6 million and $6.4 million, respectively. The Company’s board of directors approved the use of other sources to satisfy repurchase requests received in excess of proceeds received from the distribution reinvestment plan.

The following table summarizes the shares repurchased during the nine months ended September 30, 2021 and 2020:

	Shares Repurchased	Total Consideration	Price Paid per Share
Class FA	17,637	$565,329	$32.05
Class A	17,655	527,482	29.88
Class T	16,498	492,627	29.86
Class D	5,006	146,762	29.32
Class I	34,147	1,049,899	30.75
Nine Months Ended September 30, 2021	90,943	$2,782,099	$30.59

	Shares Repurchased	Total Consideration	Price Paid per Share
Class FA	218,393	$6,202,974	$28.40
Class A	4,098	109,345	26.69
Class T	5,088	136,025	26.73
Class I	45,501	1,229,840	27.03
Nine Months Ended September 30, 2020	273,080	$7,678,184	$28.12

As of September 30, 2021 and December 31, 2020, the Company had a payable for shares repurchased of approximately $0.7 million and $2.0 million, respectively, which were paid in October and January 2021, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

8. Borrowings

In September 2021, the Company entered into an second amended and restated loan agreement (the “2021 Loan Agreement”) and related promissory note with United Community Bank (d/b/a Seaside Bank and Trust, referred to as “Seaside”) for a $25.0 million line of credit (the “Line of Credit”). The Company paid a $15,000 commitment fee to Seaside in connection with closing on the Line of Credit. The Company is required to pay an additional fee to Seaside with each advance under the 2021 Loan Agreement in an amount equal to 0.05% of the amount of each borrowing with a maximum fee of $20,000. Under the 2021 Loan Agreement, the Company is required to pay interest on the borrowed amount at a rate per year equal to the greater of (a) the 30-day LIBOR plus 2.75% and (b) 3.00%. Interest payments are due monthly in arrears. The Company may prepay, without penalty, all or any part of the borrowings under the 2021 Loan Agreement at any time and such borrowings are required to be repaid within 180 days or 60 days (depending on the facility drawn upon) of the borrowing date. Under the 2021 Loan Agreement, the Company is required to comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by certain subsidiaries. Additionally, the Company has a covenant related to its fair market value of investments as a multiple of borrowings outstanding. In connection with the 2021 Loan Agreement, in September 2021, the Company entered into an amended assignment and pledge of deposit account agreement (“Deposit Agreement”) in favor of the lender under the Line of Credit. Under the Deposit Agreement, the Company is required to contribute proceeds from the Offerings to pay down the outstanding debt to the extent there are any borrowings outstanding under the 2021 Loan Agreement above the minimum cash balance of $2.5 million.

The Company had not borrowed any amounts under the Line of Credit as of September 30, 2021.

9. Income Taxes

During the quarter and nine months ended September 30, 2021 and 2020, the Company recorded current income tax expense and deferred taxes on investments related to its Taxable Subsidiaries. The components of income tax expense and deferred taxes on investments for these periods were as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Current:
Federal	$834,316	$—	$952,794	$—
State	150,181	—	171,497	—
Total current tax expense	984,497	—	1,124,291	—
Deferred:
Federal	390,891	303,055	405,692	303,055
State	108,763	73,491	112,891	73,491
Total deferred tax expense	$499,654	$376,546	$518,583	$376,546

Significant components of the Company’s deferred tax assets as of September 30, 2021 and December 31, 2020 were as follows:

	September 30, 2021	December 31, 2020
Deferred tax assets:
Carryforwards for net operating loss	$462,928	$248,641
Total deferred tax assets	462,928	248,641
Deferred tax liabilities:
Unrealized appreciation on investments	(1,248,300)	(515,430)
Total deferred tax liabilities	(1,248,300)	(515,430)
Deferred tax liabilities, net	$(785,372)	$(266,789)

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

10. Concentrations of Risk

The Company had three portfolio companies (Lawn Doctor, HSH and ATA) which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X (the “Significance Tests”) for at least one of the periods presented in the condensed consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company’s results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

11. Commitments & Contingencies

See Note 5. “Related Party Transactions” in this supplement for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of organization and offering costs under the Public Offerings.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its businesses. As of September 30, 2021, the Company was not involved in any legal proceedings.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

12. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the nine months ended September 30, 2021 and 2020 (in thousands except per share data):

	Nine Months Ended September 30, 2021
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$29.97	$28.76	$28.67	$28.24	$29.06	$30.08
Net investment income, before reimbursement of expense support(1)	0.97	0.38	0.23	0.37	0.37	0.89
Reimbursement of expense support(1)(2)	(0.17)	(0.03)	(0.16)	(0.16)	—	—
Net investment income(1)	0.80	0.35	0.07	0.21	0.37	0.89
Net realized and unrealized gains, net of taxes(1)(3)	2.61	2.63	2.66	2.66	2.69	2.61
Net increase resulting from investment operations	3.41	2.98	2.73	2.87	3.06	3.50
Distributions to shareholders(4)	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.94)
Net decrease resulting from distributions to shareholders	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.94)
Net Asset Value, End of Period	$32.44	$30.80	$30.65	$30.27	$31.18	$32.64

Net assets, end of period	$147,969	$41,851	$39,665	$27,652	$134,054	$57,778
Average net assets(5)	$144,325	$35,346	$25,327	$17,260	$91,833	$56,108
Shares outstanding, end of period	4,561	1,359	1,294	914	4,299	1,770
Distributions declared	$4,289	$1,095	$628	$487	$2,786	$1,660
Total investment return based on net asset value(6)	12.76%	12.72%	11.08%	11.80%	12.38%	13.10%
Total investment return based on net asset value after total return incentive fee(6)	11.33%	10.48%	9.61%	10.29%	10.65%	11.77%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee	1.15%	2.37%	3.94%	3.54%	3.12%	1.37%
Total operating expenses before reimbursement of expense support	2.35%	4.78%	6.04%	5.74%	5.41%	2.60%
Total operating expenses after reimbursement of expense support	2.90%	4.88%	6.58%	6.27%	5.41%	2.60%
Net investment income before total return incentive fee	3.74%	3.56%	2.34%	2.90%	3.51%	4.04%
Net investment income	2.54%	1.15%	0.24%	0.70%	1.22%	2.81%

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Nine Months Ended September 30, 2020
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period(9)	$27.64	$26.91	$27.01	$26.61	$27.15	$27.56
Net investment income (loss) before expense support(1)	0.48	0.02	(0.37)	(0.02)	(0.05)	0.32
Expense support(1)(2)	0.38	0.46	0.48	0.24	0.57	0.29
Net investment income(1)	0.86	0.48	0.11	0.22	0.52	0.61
Net realized and unrealized gains, net of taxes(1)(3)	1.44	1.46	1.51	1.45	1.46	1.53
Net increase resulting from investment operations	2.30	1.94	1.62	1.67	1.98	2.14
Distributions to shareholders(4)	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.63)
Net decrease resulting from distributions to shareholders	(0.94)	(0.94)	(0.75)	(0.84)	(0.94)	(0.63)
Net Asset Value, End of Period	$29.00	$27.91	$27.88	$27.44	$28.19	$29.07

Net assets, end of period	$133,594	$25,923	$15,901	$11,215	$44,015	$29,114
Average net assets(5)	$129,624	$21,522	$10,396	$9,017	$31,378	$10,864
Shares outstanding, end of period	4,607	929	570	409	1,561	1,001
Distributions declared	$4,373	$749	$287	$287	$1,079	$236
Total investment return based on net asset value(6)(8)	8.38%	7.39%	6.13%	6.93%	7.47%	7.95%
Total investment return based on net asset value after total return incentive fee(6)	8.38%	7.39%	6.13%	6.45%	7.47%	7.86%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee and expense support	1.40%	2.66%	4.45%	2.97%	2.96%	2.15%
Total operating expenses before expense support	2.23%	4.21%	6.06%	4.43%	4.60%	3.35%
Total operating expenses after expense support	0.88%	2.49%	4.26%	3.54%	2.49%	2.32%
Net investment income before total return incentive fee(8)	3.09%	1.79%	0.42%	1.39%	1.92%	2.34%
Net investment income	3.09%	1.79%	0.42%	0.82%	1.92%	2.16%

FOOTNOTES:

(1)	The per share amounts presented are based on weighted average shares outstanding.
(2)	Expense support (reimbursement) is accrued throughout the year and is subject to a final calculation as of the last business day of the calendar year.
(3)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating fair values for the portfolio investments.
(4)	The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.
(5)	The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(6)	Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class, including Class S shares which do not participate in the distribution reinvestment plan. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. “Related Party Transactions.” Total returns before total return incentive fees also exclude related expense support, if applicable. See footnote (8) below for information regarding the percentage of total return incentive fees covered by expense support by share class for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, none of the total return incentive fees were covered by expense support as the Company recorded expenses support reimbursement during this period. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares.
(7)	Actual results may not be indicative of future results. Additionally, an individual investor’s ratios may vary from the ratios presented for a share class as a whole.
(8)	Amounts represent net investment income before total return incentive fee and related expense support as a percentage of average net assets. For the nine months ended September 30, 2020, 100% of total return incentive fees for Class FA, Class A, Class T and Class I shares were covered by expense support and approximately 61% and 85% of total return incentive fees for Class D and Class S shares, respectively, were covered by expense support.
(9)	The net asset value as of the beginning of the period is based on the net asset value as of December 31, 2019 for all share classes except Class S shares. The net asset value as of the beginning of the period for Class S shares is based on the price of shares sold, net of any sales load, to the initial Class S investors. The first investors for Class S purchased their shares on March 31, 2020.

13. Subsequent Events

Investments

In October 2021, the Company, through a wholly-owned subsidiary, entered into a Stock Purchase Agreement with Douglas pursuant to which the Company acquired an approximately 90% interest in the common equity units of Douglas for consideration of $35.5 million, subject to certain customary post-closing adjustments (the “Douglas Acquisition”). Additionally, on the closing date of the Douglas Acquisition, the Company, through a wholly-owned subsidiary, made a $15.0 million debt investment in a subsidiary of Douglas in the form of senior secured notes.

Distributions

In October 2021, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on November 29, 2021 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In October 2021, the Company’s board of directors approved new per share offering prices for each share class in the Public Offerings. The new offering prices are effective as of October 27, 2021. The following table provides the new offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Public Offerings:

	Class A	Class T	Class D	Class I
Effective October 27, 2021:
Offering Price, Per Share	$33.66	$32.18	$30.27	$31.18
Selling Commissions, Per Share	2.02	0.97	—	—
Placement Agent / Dealer Manager Fees, Per Share	0.84	0.56	—	—

Capital Transactions

On November 1, 2021, the Company’s Follow-On Public Offering was declared effective by the SEC and the Initial Public Offering was terminated. During the period October 1, 2021 through November 10, 2021, the Company received additional net proceeds from its Initial Public Offering and its distribution reinvestment plan of:

	Proceeds from Offerings				Distribution Reinvestment Plan		Total
Share Class	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Gross Proceeds	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	53,962	$1,792,890	$(130,416)	$1,662,474	6,162	$189,548	60,124	$1,852,022	$30.80
Class T	274,575	8,820,043	(403,942)	8,416,101	4,470	136,618	279,045	8,552,719	30.65
Class D	77,370	2,342,000	—	2,342,000	3,100	93,573	80,470	2,435,573	30.27
Class I	524,798	16,363,191	—	16,363,191	13,624	424,070	538,422	16,787,261	31.18
	930,705	$29,318,124	$(534,358)	$28,783,766	27,356	$843,809	958,061	$29,627,575	$30.92